
11006862



FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under the
Securities Exchange Act of 1934

For the month of April 2011
Commission File Number 001-33548

JAGUAR MINING INC.

125 No. State Street
Concord, New Hampshire 03301
(603) 224-4800

(Address of principal executive offices.)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐ Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

EXHIBIT INDEX

Exhibit Number	Description of Exhibit
99.1	Jaguar Mining Annual Report for the Year Ended December 31, 2010

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

JAGUAR MINING INC.

Date: April 26, 2011

By:/s/ Robert J. Lloyd
Name: Robert J. Lloyd
Title: Corporate Secretary





A N N U A L R E P O R T





TABLE OF CONTENTS

President's Letter 2

Management's Discussion and Analysis of Operating Results and Financial Condition 5
Introduction 6
Core Business 6
Outlook and Objectives 6
2011 - 2015 Estimated Production and Cash Operating Costs 8
Operating Mines and Development Projects 9
Exploration 13
Mineral Resources and Reserves Estimates 14
Financial Review 16
Financial Condition, Cash Flow, Liquidity and Capital Resources 18
Income Taxes 22
Related Party Transactions 22
Subsequent Events 23
Critical Accounting Estimates 23
Changes in Accounting Policies Including Initial Adoption 24
International Financial Reporting Standards ("IFRS") 25
Non-GAAP Performance Measures 28
Disclosure Controls and Procedures and Internal Control Over Financial Reporting 31
Outstanding Share Data 31
Forward-Looking Statements 31
Cautionary Note to U.S. Investors 32
Glossary of Mining Terms 33

Consolidated Financial Statements 37
Management's Responsibility for Financial Reporting 38
Independent Auditors' Report 39
Consolidated Balance Sheet 40
Consolidated Statements of Operations and Comprehensive Loss 41
Consolidated Statements of Cash Flows 42
Consolidated Statements of Shareholders' Equity 43
Notes to Consolidated Financial Statements 44

PRESIDENT'S LETTER



To our shareholders, employees and friends,

I believe an important measure of a management team is its handling of adversity and from that perspective there is much to be pleased about 2010. While operational improvements during the past year are not reflected in the valuation of the Company today, we are confident they will be soon. Without a doubt 2010 was Jaguar Mining's most challenging year operationally. However, the organization has, and is continuing to meet the challenges by improving the team substantially, better planning, implementing more drilling and development, changing mining techniques and focusing its senior personnel on the mines. The 2010 actions have resulted in tangible progress in the operations.

Management's main objective of making the operations sustainable and profitable required the sacrifice of production in our most significant mineralization. The second half of 2010 development emphasis was the primary factor adversely affecting gold output and operating costs. As a result, our financial results were far below our expectations. Our singular focus remains where it should – *maximizing our gold production, reducing our operating costs, safeguarding our workers' interests and seeking accretive ways to further grow our Company.* If we continue to execute on these four key objectives, the stock will perform.

The actions we took and implemented for the most part during 2010 make Jaguar Mining a much stronger company today. Additionally, there were several major accomplishments throughout the year which have been overshadowed by the challenges of production but, nonetheless, are significant to Jaguar Mining's shareholders.

We completed construction of the Caeté operation on time and on budget and commissioned the plant in the third quarter of 2010. Caeté is comprised of two underground mines (Pilar and Roça Grande), which together supply the largest and most efficient processing plant we have built. Since 2006, this is the third such integrated gold mining/ processing complex we have designed, constructed and began operating. After a commissioning phase, the first gold pour was in August. We continue to ramp-up operations at this new facility, which will be a key part of Jaguar Mining's production profile for many years to come.

At Turmalina, we sacrificed production so that we could make the change to the new mining method. The new method and backfill system have overcome geo-mechanical issues that increased dilution and caused our operating costs to rise sharply. Halting production in the high grade ore of the mine during the final quarter of 2010 was also necessary so that we could increase the pace of forward development to ensure our 2011 production targets could be met. With the mine performing significantly better today, along with the measurable strides in underground development that increases flexibility, I am pleased to report we are on course to meet plan.

The Paciência operation continues to get better with each quarter. In mid-2010, we lengthened the Santa Isabel Mine's reach by completing the underground drift to connect it with the NW1 Mine. This improves our ability to more efficiently haul ore to the surface as well as capture other cost savings such as for maintenance services and personnel transport times. We are developing the mine at greater rates and new resources in the high-grade conglomerates zones will help further improve gold output at this facility during the second half of 2011.

Our continued emphasis on Health, Safety and Environmental is and will remain the number one priority in our value system.

Brazil's economy is growing rapidly and the demand for capable people is high in nearly all sectors. Consequently, attracting and maintaining experienced and qualified personnel is a challenge. Despite the booming economy in Brazil, we have more talent today than ever. Our value system based on *Safe, Planned, Profitable, Production* continues to attract good people and sustain us with a very low turnover rate.

On the growth front, we completed a pre-feasibility study in May for our Gurupi Project in northern Brazil. Our technical teams spent the next six months evaluating alternative processing schemes that would sharply reduce our operating costs and enhance the project's economic value. We incorporated these technologies into the final feasibility study completed and filed in January of 2011. Subsequently, we raised nearly US$100 million to continue advancing this project for an early-2013 start. If all goes as planned, in its first full year of operations, the Gurupi Project will boost Jaguar Mining's annual gold output by an additional 150,000 ounces and sharply reduce cash operating costs.

We continue to act upon our strong belief that our success is closely related to the prosperity of the local communities in which we operate. During 2010, we reinforced our commitment to our sustainable development program. The program directly benefits local communities by making contributions and providing support to initiatives in the areas of education, health, environmental and local infrastructure. We are particularly proud of the water treatment plant we built in 2010 in the town of Acuruí near our Paciência operation, which now provides potable water to over 400 families.

Our team is focused and delivering results daily at our operations. We are advancing Jaguar Mining for efficient growth by concentrating our efforts on exploration programs in and around our existing mines and developing the robust Gurupi Project. Despite 2010 being a challenge, I am confident we have properly invested in our future and are on the path to sustainable profitable production.

On behalf of the more than 1,800 employees and Directors of Jaguar Mining, I thank our shareholders for their ongoing support.

Sincerely,



Daniel R. Titcomb
President and Chief Executive Officer


JAGUAR
MINING INC.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF OPERATING RESULTS AND FINANCIAL CONDITION FOR THE YEAR ENDED DECEMBER 31, 2010

All figures are in U.S. dollars unless otherwise indicated. Cautionary notes regarding forward-looking statements and estimates of inferred and measured and indicated resources to U.S. investors follows this Management's Discussion and Analysis ("MD&A").

INTRODUCTION

The following discussion and analysis of operating results and financial condition of Jaguar Mining Inc. ("Jaguar" or the "Company") contained in this MD&A should be read in conjunction with the annual audited consolidated financial statements and the notes thereto of the Company for the years ended 2010 and 2009. The financial statements have been prepared in accordance with accounting principles generally accepted in Canada ("Canadian GAAP") and the annual audited financial statements have been reconciled to U.S. generally accepted accounting principles ("U.S. GAAP"). The Company reports its financial statements in US dollars ("US$"), however a significant portion of the Company's expenses are incurred in either Canadian dollars ("Cdn.$") or Brazilian reais ("R$").

The discussion and analysis contained in this MD&A are as of March 21, 2011.

CORE BUSINESS

Jaguar is an Ontario chartered gold producer engaged in the acquisition, exploration, development and operation of gold producing properties in Brazil. The Company controls 38,220 hectares in the Iron Quadrangle mining district of Brazil, a greenstone belt located near the city of Belo Horizonte in the state of Minas Gerais, which hosts the Company's operating facilities. In addition, Jaguar holds mineral concessions totaling 166,513 hectares in the state of Maranhão, which hosts the Company's Gurupi Project currently under development. The Company may consider the acquisition and subsequent exploration, development and operation of other gold properties, primarily focused in Brazil.

Jaguar was formed in 2002. In 2004, the Company constructed and began operations of a small open pit mine, the Sabará operation. Sabará provided cash flow to enable Jaguar to develop its first underground mining operation, Turmalina, where construction of a mill and processing facility was completed in 2006. In 2007, the Company completed the construction of its second underground mining operation and processing facility, Paciência. Between 2007 and today, Jaguar built four additional underground mines and completed construction of its third integrated processing facility, the Caeté Plant, which was commissioned in May 2010.

The Company is currently producing gold at its Turmalina, Paciência and Caeté operations, and recently completed the Gurupi Project feasibility study, which was filed on January 31, 2011.

Given the location of the senior management team headquartered in Belo Horizonte to the Company's nearby operating assets, significant operating flexibility and oversight of the operations is achieved. Moreover, as the Company's operations are in close proximity to one another, significant synergies amongst operations are realized.

The Company recently consolidated its corporate management, engineering, exploration, supply, logistics and maintenance teams into a central location in Belo Horizonte, which is expected to produce additional efficiencies and future cost savings.

As of December 31, 2010, the Company had 1,788 employees, 1,778 of which are based in Brazil. The remaining 10 employees are based in the Company's corporate office in New Hampshire, USA.

Jaguar is listed on the Toronto Stock Exchange and on the New York Stock Exchange under the symbol "JAG".

OUTLOOK AND OBJECTIVES

The Company intends to become a mid-size gold producer with sustainable production of approximately 400,000 ounces of gold per year by 2013.

At its southern operations in Minas Gerais, Jaguar has an estimated 3,407,930 ounces of measured and indicated gold resources based on 26,931,890 tonnes with an average grade of 3.94 grams per tonne and 835,230 ounces of inferred gold resources based on 6,040,440 tonnes with an average grade of 4.30 grams per tonne. Estimated proven and probable reserves, which are included in the measured and indicated resources, total 1,932,550 ounces of gold based on 16,987,040 tonnes with an average grade of 3.54 grams per tonne.

At its Gurupi Project in northern Brazil, Jaguar has an estimated 2,518,170 ounces of indicated gold resources based on 69,887,500 tonnes with an average grade of 1.12 grams per tonne and 616,630 ounces of inferred gold resources based on 18,676,700 tonnes with an average grade of 1.03 grams per tonne. Estimated probable reserves, which are included in the indicated resources, total 2,327,930 ounces of gold based on 63,756,700 tonnes with an average grade of 1.14 grams per tonne.

In total, Jaguar has an estimated 5,926,100 ounces of measured and indicated gold resources based on 96,819,390 tonnes with an average grade of 1.90 grams per tonne and 1,451,860 ounces of inferred gold resources based on 24,717,140 tonnes with an average grade of 1.83 grams per tonne. Estimated proven and probable reserves, which are included in the measured and indicated resources, total 4,260,480 ounces of gold based on 80,743,740 tonnes with an average grade of 1.64 grams per tonne.

All of Jaguar's primary ore bodies and development targets remain open at depth and along strike. The Company has confirmed the on-going delineation of additional gold resources, a result of planned forward mine development, as well as intensive surface and underground drilling programs to establish the foundations to achieve production targets. This belief is based on the Company's development initiatives as of December 31, 2010, which includes nearly 65 km of underground development at its properties in Minas Gerais and management's experience operating in the Iron Quadrangle, including the geological characteristics of other gold operations in the district.

Through its brownfield exploration programs, the Company continues to add gold resources to its mineral inventory, primarily at its operations in Minas Gerais. As an example, during underground exploration at the Turmalina underground mine, the Company discovered a new zone approximately 100 meters to the west of Ore Body A. Through additional drilling and analysis, these lower grade resources, in what is today Ore Body C, have been included in updated mineral resource calculations for the Turmalina operation. The effect of blending these lower grade resources into the Turmalina resource base, did not impact the in-situ grades in Ore Bodies A or B. Based on the evaluation of gold production to-date compared to the Company's initial resource estimates (Ore Bodies A and B), the figures reconcile and long-term resource model grades remain intact.

The Company's objective is to enhance shareholder value by building, operating and expanding cost-effective gold mines, by adding resources and reserves to its existing mineral inventory and by accretive transactions to support the Company's production targets. The Company plans to achieve this objective by completing the development of its Gurupi Project and expanding overall production at its three underground operations. The Company continues to explore and develop its resources in Brazil. Management believes there is an opportunity to expand current operations beyond the present targets as additional mineralized zones in close proximity to its existing mines are discovered and evaluated.

Jaguar's well-developed infrastructure, resource base, experienced personnel and rigorous health, safety and environmental programs favorably position the Company to achieve attractive growth at relatively lower risk compared to peers.

Based on cash on hand and assumptions concerning production costs, foreign exchange rates, forward gold prices and available borrowing capability, the Company believes internally-generated cash flow from operations will allow it to execute on its plans.

2011-2015 ESTIMATED PRODUCTION AND CASH OPERATING COSTS

The Company's 2011-2015 gold production estimates are as follows:

Year	Gold Production (ounces)
2011	195,000 – 205,000
2012	240,000 – 255,000
2013	400,000 – 420,000
2014	435,000 – 460,000
2015	390,000 – 425,000

The significant increase in gold production in 2013 is due to the scheduled commissioning of the Gurupi Project, which is expected to begin producing in early-2013.

The Company's 2011-2015 average cash operating costs estimates are as follows (based on $1.00 = R$1.70 exchange rate):

Year	Cash Operating Cost ($)
2011	660 – 700
2012	590 – 630
2013	550 – 590
2014	560 – 600
2015	570 – 610

OPERATING MINES AND DEVELOPMENT PROJECTS

Production and Operating Performance

The following tables set forth certain operating data for Turmalina, Paciência and Caeté for the three and twelve months ended December 31, 2010 and 2009.

Quarter Ended December 31, 2010 Operating Data						
	Ore Processed (t 000)	Feed grade (g/t)	Plant Recovery rate	Production (ounces)	Cash Operating cost/t	Cash Operating cost/ounce
Turmalina	143	2.89	88%	10,275	$ 66.70	$ 899
Paciência	135	3.57	94%	13,808	61.80	628
Caeté	156	2.84	88%	10,599	63.40	804
Total	434	3.09	92%	34,682	$ 64.00	$ 762
Year Ended December 31, 2010 Operating Data						
	Ore Processed (t 000)	Feed grade (g/t)	Plant Recovery rate	Production (ounces)	Cash Operating cost/t	Cash Operating cost/ounce
Turmalina	692	3.20	87%	59,481	$ 64.50	$ 774
Paciência	626	3.32	93%	59,287	60.90	670
Caeté	258	2.85	91%	19,099	63.10	792
Total	1,576	3.19	90%	137,867	$ 62.80	$ 732
Quarter Ended December 31, 2009 Operating Data						
	Ore Processed (t 000)	Feed grade (g/t)	Plant Recovery rate	Production (ounces)	Cash Operating cost/t	Cash Operating cost/ounce
Turmalina	179	3.93	89%	21,184	$ 63.00	$ 523
Paciência	178	3.41	93%	18,707	59.30	556
Caeté	-	-	-	-	-	-
Total	357	3.67	91%	39,891	$ 61.20	$ 539
Year Ended December 31, 2009 Operating Data						
	Ore Processed (t 000)	Feed grade (g/t)	Plant Recovery rate	Production (ounces)	Cash Operating cost/t	Cash Operating cost/ounce
Turmalina	588	4.81	89%	82,071	$ 59.60	$ 424
Paciência	646	3.42	93%	66,671	51.20	502
Caeté	-	-	-	-	-	-
Total	1,234	4.14	91%	148,742	$ 55.50	$ 462

During the three months ended December 31, 2010, the Company produced a total of 34,682 ounces of gold at Turmalina, Paciência and Caeté at an average cash operating cost of $762 per ounce compared to 39,891 ounces at an average cash operating cost of $539 per ounce for the same period last year (see Non-GAAP Performance Measures).

During the twelve months ended December 31, 2010, the Company produced a total of 137,867 ounces of gold at Turmalina, Paciência and Caeté at an average cash operating cost of $732 per ounce compared to 148,742 ounces at an average cash operating cost of $462 per ounce (exclusive of Sabará 2009 gold production of 6,360 ounces at an average cash operating costs of $680 per ounce) for the same period last year (see Non-GAAP Performance Measures).

The decrease in gold production for the three months and twelve months ended December 31, 2010 compared to the previous year largely stemmed from geo-mechanical problems at Turmalina and increased dilution, which is described below under *Turmalina*. Average cash operating costs were higher than those recorded in 2009 due to several factors: (i) lower gold production, (ii) significantly stronger R$ against the US$, (iii) geo-mechanical issues encountered in Ore Body A at the Turmalina operation, which elevated dilution and significantly reduced feed grades into the processing plant, and (iv) start-up issues at the Company's new Caeté operation, where lower grade ore was utilized during the commissioning phase.

Jaguar sold 34,134 ounces of gold at an average realized price of $1,306 per ounce in the quarter ended December 31, 2010 compared to 35,944 ounces of gold at an average realized price of $1,099 per ounce in the quarter ended December 31, 2009. Gold sales generated a cash operating margin of $544 per ounce for the quarter ended December 31, 2010 compared to a cash operating margin of $560 per ounce in the quarter ended December 31, 2009.

During the twelve months ended December 31, 2010, the Company sold 140,530 ounces of gold at an average realized price of $1,215, compared to 143,698 ounces at an average realized price of $979 per ounce in 2009. This produced an average cash operating margin of $483 per ounce in 2010, a decrease of $28 per ounce or approximately 5% from the average cash operating margin of $511 per ounce in 2009.

Consolidated underground mine development totaled 4.9 kilometers for the three months ended December 31, 2010 and 18.8 kilometers for the twelve months ended December 31, 2010.

Turmalina

Prior to 2011, Turmalina was an underground mine utilizing the "sublevel stoping" mining method in Ore Body A and the "cut-and-fill" mining method at Ore Bodies B and C with paste fill at all stopes. As of early-2011, all ore bodies are being mined using cut-and-fill and ore produced at the Turmalina Mine is transported to the adjacent 1,800 tonnes per day ("tpd") carbon-in-pulp ("CIP") processing plant (the "Turmalina Plant").

During the three months ended December 31, 2010, Turmalina produced 10,275 ounces of gold at an average cash operating cost of $899 per ounce compared to 21,184 ounces at an average cash operating cost of $523 per ounce during the three months ended December 31, 2009. Cash operating costs for the quarter ended December 31, 2010 were primarily impacted by lower-than-planned tonnage and lower run-of-mine ("ROM") grades, which averaged 2.92 grams per tonne in the fourth quarter of 2010 compared to 2.91 grams per tonne in the previous quarter. Tonnage into the mill during the quarter ended December 31, 2010 was 142,765 tonnes, a 28% decrease from 199,608 tonnes in the previous quarter, primarily as a consequence of geo-mechanical problems that caused increased dilution and delayed mining of pillars, and diverted focus to forward development at the expense of ore production in Ore Body A.

For the twelve months ended December 31, 2010, Turmalina produced 59,481 ounces of gold compared to 82,071 ounces in 2009 at a cash operating cost of $774 per ounce compared to $424 per ounce in 2009.

At the beginning of the quarter ended December 31, 2010, the Company appointed a new general manager and a new mine superintendent at the Turmalina operation. The Company also elected to deploy additional personnel and equipment to prioritize forward development in Ore Body A. In order to ensure structural integrity and improve safety underground, the backfilling process of all previously mined openings by the selective stoping method in Ore Body A was completed during the quarter. The backfilling operation had delayed mining of the high-grade temporary support pillars that had been left in place in Ore Body A. These pillars will be selectively mined throughout 2011.

As part of its previously announced efforts to convert the mining method at Turmalina from selective stoping to cut-and-fill in Ore Body A, the Company accelerated forward underground development during the three months ended December 31, 2010. The mining team achieved 1.7 kilometers of new development during the quarter, which represents the highest quarterly rate in the history of the Turmalina operation and was over 25% higher than the rate of development achieved on a quarterly basis during the first half of 2010. In 2010, underground mine development at Turmalina totaled 5.9 kilometers. Management continues to believe that the conversion of mining methods should be essentially completed during the first quarter of 2011. Actual mining of the panels in Ore Body A has already demonstrated a significant improvement in dilution control, which is now averaging below 15% as compared to much higher rates during 2010 when the selective sublevel stoping method was used.

As of the date of this MD&A, Turmalina has 14 fully developed stopes and 31 workable faces across all three ore bodies, a 10% increase since the end of 2010. This represents 10 months of developed ore reserves. The Company's goal is to have 18 months of developed ore reserves at the Turmalina Mine by year-end.

Paciência

Paciência's mining complex is composed of three underground mines (Santa Isabel, Palmital and NW1) that utilize the "cut and fill" mining method and a treated tailings backfill system. Ore produced from these mines is transported to the adjacent 1,800 tpd CIP processing plant (the "Paciência Plant").

During the three months ended December 31, 2010, Paciência produced 13,808 ounces of gold at an average cash operating cost of $628 per ounce compared to 18,707 ounces at an average cash operating cost of $556 per ounce during the three months ended December 31, 2009. During the previous quarter, the Company produced 16,526 ounces of gold at a cash operating cost of $695 per ounce. The primary reason for the decrease in Paciência's gold output from the previous quarter is tied to the Company's decision to cease ore shipments from the Pilar Mine to the Paciência Plant in the fourth quarter and instead divert its tonnage to the new Caeté Plant, which completed the commissioning phase. Cash operating costs for the quarter ended December 31, 2010 declined by $67 per ounce or an improvement of approximately 10% compared to the previous quarter.

The average feed grade into the Paciência Plant during the quarter was 3.57 grams per tonne, the highest of any quarter in 2010. Cash operating costs were the lowest recorded of any quarter during the year. The average ROM grade from the Santa Isabel Mine was 3.69 grams per tonne in the quarter ended December 31, 2010 compared to an average of 2.97 grams per tonne during the first nine months of 2010, an improvement of approximately 24%.

Combined underground development for the mines supplying the Paciência Plant totaled 1.5 kilometers during the quarter and nearly 7.0 kilometers in 2010. Efforts to bring the new Ouro Fino Mine into production in 2011 continued on plan with completion of the main access ramp.

The Company has taken delivery of a fleet of new, smaller mining equipment to access the narrower sections of high grade zones in order to improve selectivity in the Santa Isabel Mine. Additional units are expected to be received and integrated into mining operations during the first half of 2011. Management believes this fleet of new equipment, along with the existing development at Santa Isabel, and the added tonnage from Ouro Fino, should largely offset the shifting of the tonnage from Pilar in meeting Paciência's forward production targets.

During the twelve months ended December 31, 2010, Paciência produced 59,287 ounces of gold at an average cash operating cost of $670 per ounce compared to 66,671 ounces at an average cash operating cost of $502 per ounce in 2009. The decline in production resulted from a slight decline in feed grades as well as the Company's decision to re-direct ore from Pilar to the new Caeté processing plant during November 2010.

As of the date of this MD&A, there are 13 fully developed stopes and 16 workable faces in the Santa Isabel Mine, over 25% more than in-place at the end of 2010. This represents 10 months of developed ore reserves. The Company's goal is to have 18 months of developed ore reserves at the Santa Isabel Mine by year-end.

Caeté

Caeté's mining complex has two underground mines (Roça Grande and Pilar) that primarily utilize the "cut-and-fill" mining method as well as some "sublevel stoping". Ore produced from these mines is transported to the 2,200 tpd capacity CIP processing plant (the "Caeté Plant") adjacent to the Roça Grande Mine. The Company declared "commercial production" at the Caeté Plant during the third quarter of 2010.

During the three months ended December 31, 2010, Caeté completed its first full quarter of operations and produced 10,599 ounces of gold at an average cash operating cost of $804 per ounce. Operations at the Caeté Plant were temporarily suspended in October 2010 in order to replace the tailings discharge pump system, which had failed during commissioning. Tonnage into the mill during the quarter totaled 156,344 tonnes at an average feed grade of 2.84 grams per tonne. Feed grades into the Caeté Plant continued to be influenced by the large stockpile of low-grade development grade ore from the adjacent Roça Grande Mine.

During the twelve months ended December 31, 2010, Caeté produced 19,099 ounces of gold at an average cash operating cost of $792 per ounce.

Underground development at the Pilar and Roça Grande mines totaled 1.6 kilometers during the three months ended December 31, 2010 and 5.9 kilometers in 2010.

As of the date of this MD&A, the Pilar and Roça Grande mines had a total of 14 open stopes and 16 workable faces, five additional faces since the close of 2010. This represents over 18 months of developed ore reserves at the Roça Grande and Pilar mines.

Sabará

During the three months ended December 31, 2010, the Company continued to leave the Sabará operation idle. No ore was produced or shipped to the plant during the quarter. The Company continues to evaluate the strategic alternatives for this idled operation and will likely dispose of the assets during the next 12 months. During the three months ended December 31, 2010, the Company recorded a $0.3 million charge to further reduce the estimated fair value of the Sabará facility to zero.

Gurupi Project

During the three months ended December 31, 2010, the Company continued its work on the Gurupi Project feasibility study, which was completed and filed on January 31, 2011. The NI 43-101 compliant feasibility study was prepared for Jaguar by TechnoMine Services, LLC ("TechnoMine") under the supervision of Ivan C. Machado, M.Sc., P.E., P.Eng., Principal of TechnoMine. Mr. Machado is a Qualified Person as defined in NI 43-101.

The feasibility study confirmed an estimated 69,887,500 tonnes of indicated mineral resources at an average grade of 1.12 grams per tonne totaling 2,518,170 ounces of gold and 18,676,700 tonnes of inferred mineral resources at an average grade of 1.03 grams per tonne totaling 616,630 ounces of gold. Probable gold reserves, which are included in the reported mineral resource estimate, are estimated at 63,756,700 tonnes at an average grade of 1.14 grams per tonne totaling 2,327,930 ounces. The average stripping ratio is estimated at 3.94.

The feasibility study includes a technical review of a well-tested process route that provides proven advantages over traditional semi-autogenous grinding and ball milling. Power consumption of the comminution stage of the process route was minimized by incorporating a secondary cone crusher and a high pressure grinding roll ("HPGR"), followed by energy-saving vertical mills as opposed to ball mills. In addition, power costs have been reduced to an average of $0.075/kWh, based on an option to utilize an approximate 40 kilometer, 230-kV transmission line to supply the Project's main substation. The processing circuit incorporates intensive concentration, by flotation and continuous discharge gravity concentration plant which reduces ore feed into the mill wherein approximately 26% of processed ore flows into the leaching circuit, thus reducing environmental liabilities, operating expenses and capital expenditures.

A summary of the feasibility study economic results is as follows:

Assumed average gold price:	$1,066 per ounce
Average mill feed grade:	1.10 grams per tonne of gold
ROM total tonnage:	63,756,700 tonnes
Estimated mining rate:	5 million tonnes per year over the life-of-mine
Metallurgical recovery:	85.6%
Total gold production:	1,932,920 ounces
Annual average production:	148,690 gold ounces
Mine life:	13 years
Start production:	2013
Capital cost:	$278 million (pre-operational); $345.7 million (life-of-mine)
Average cash operating cost:	$445 per ounce of gold
Average total cash cost:	$676 per ounce of gold
Assumed exchange rate:	R$1.80 per $1.00 through 2012; R$1.90 per $1.00 2013 through 2030
NPV @ 6%:	$337.0 million
After-tax IRR:	29.1%
Cumulative Cash Flow:	$639.3 million after tax
Payback:	3.1 years

A sensitivity analysis is included in the feasibility study to measure the impact of key factors such as capital cost, operating expenses, gold price, exchange rate and metallurgical recovery on the NPV and IRR. For current gold prices in excess of $1,300 per ounce, the NPV @ 6% would be over $550 million with an after-tax IRR of approximately 42%.

The Company is continuing with the work necessary to receive the appropriate environmental licenses for the Gurupi Project. A public hearing in connection with the Previous License ("LP") was held on March 16, 2011 and the outcome was positive. As a result of this meeting, Jaguar expects to receive the LP in mid-April 2011. After the LP is granted, Jaguar will start the process of obtaining the Installation License.

In April 2011, the Company intends to initiate a 30,000-meter drill program on targets in close proximity to the main ore bodies identified in the feasibility study. Based on existing drilling results from these nearby targets, management believes the mineral resource base for the Gurupi Project could significantly increase. Management estimates the cost of this additional program will total approximately $12 million, including infrastructure, development, drilling, metallurgical testing and technical analysis.

At the conclusion of this drilling program, and prior to the construction commitment, the Company will determine whether to proceed with the development as outlined in the recently completed feasibility study, or if warranted, to increase the scope and scale of the project. This decision could include a two-phase approach, which allows the project to proceed as planned and subsequently expand the processing circuit to accommodate additional ore from the nearby targets.

EXPLORATION

Turmalina

During the three months ended December 31, 2010, Jaguar continued to conduct underground exploration with a goal of increasing resources and reserves and expanding Turmalina's annual production. The exploration effort was focused on Zone D and Faina and Pontal targets. The latter two targets contain higher-grade refractory ore. The Company drilled a total of 1,018 meters in 19 surface drill holes to evaluate these targets during the quarter. In addition, the Company drilled 557 meters in four underground drill holes into Ore Bodies A and B, where preliminary results confirmed the extension of the mineralization to a depth 400 meters from surface.

During the twelve months ended December 31, 2010, exploration activities at the Turmalina mining complex consisted of geological detailing and in-fill drilling at the Faina, Pontal and Zone D targets. Jaguar also conducted surface and underground drilling at Ore Bodies A, B and C to assist with mining activities as well as to test the continuity of the ore bodies at depth. A total of 20,210 meters in 122 surface drill holes and 557 meters in four underground drill holes were completed in 2010 at these targets.

During the second quarter of 2011, Jaguar expects to report the results of these exploration campaigns and provide an updated NI 43-101 resource estimate for the Faina and Pontal targets.

Paciência

During the three months ended December 31, 2010, Jaguar focused its exploration program at the Paciência mining complex on the Ore Body NW1. The Company drilled a total of 997 meters in 29 underground drill holes in this target during the quarter.

During the twelve months ended December 31, 2010, exploration activities at the Paciência mining complex were concentrated on Ore Body NW1 and the NW3 Target, which are located two kilometers and four kilometers from the Santa Isabel Mine, respectively. A total of 19,023 meters in 175 surface and underground drill holes were completed on these targets in 2010. These targets are located on the same shear zone and possess similar geological and mineralization characteristics.

During the second quarter of 2011, Jaguar expects to report the results of these exploration campaigns.

Caeté

During the twelve months ended December 31, 2010, exploration activities at the Caeté mining complex were concentrated at the Roça Grande 3 and 6, Serra Paraíso, Água de Sapo and Boa Vista II targets. A total of 9,649 meters in 84 surface drill holes were completed at these targets in 2010. In December 2010, the Company started an underground drilling program to investigate the down plunge continuity of the mineralization between levels 4 and 10 at the Pilar Mine. As part of this program, Jaguar plans to complete 8,000 meters of drilling during 2011.

Pedra Branca

In March 2007, Jaguar entered into a joint venture agreement with Xstrata to explore the Pedra Branca Project in the State of Ceará in northeastern Brazil. The Pedra Branca Project has mineral concessions totaling 51,568 hectares located in and around municipal areas with good infrastructure.

Since 2007, Jaguar has been carrying out geological reconnaissance, trenching and soil geochemistry in the concession area, as well as conducting an exploration drill program to test the continuity of the mineralization at depth and laterally.

During twelve months ended December 31, 2010, Jaguar continued with an exploration program at the Pedra Branca Project, including extensive geological mapping, drainage and soil geochemistry, detailing of anomalous zones and trenching.

MINERAL RESOURCES AND RESERVES ESTIMATES

In March 2011, the Company completed an internal reconciliation of its mineral resources and reserves. Ivan C. Machado, M.Sc., P.E., P.Eng., audited the internal reconciliation. Mr. Machado is an independent Qualified Person as such term is defined in NI 43-101. The tables below set forth mineral resource and reserve estimates for the Turmalina, Paciência and Caeté operations as of December 31, 2010 and mineral resource and reserve estimates for the Gurupi Project as of January 31, 2011.

Table 1 - Summary of Estimated Mineral Resources[(1) (2)]

	RESOURCES (tonnage in metric tonnes and grades in grams/tonne)								RESOURCES (ounces Au)	
	Measured (t)	Average Grade (g/t)	Indicated (t)	Average Grade (g/t)	Measured + Indicated (t)	Average Grade (g/t)	Inferred (t)	Average Grade (g/t)	Measured + Indicated	Inferred
Southern Brazil										
Paciência										
Santa Isabel[(4)]	2,913,290	3.44	774,060	2.80	3,687,350	3.31	812,240	3.61	391,930	94,280
Other[(3)]	1,531,090	3.61	1,567,000	3.97	3,098,090	3.79	500,000	5.00	377,760	80,390
Total	4,444,380	3.50	2,341,060	3.58	6,785,440	3.53	1,312,240	4.14	769,690	174,670
Caeté										
Pilar[(5)]	2,459,860	3.85	1,619,160	4.63	4,079,020	4.16	1,452,380	3.40	545,570	158,780
Roça Grande[(5)]	4,612,130	3.09	4,801,740	3.79	9,413,870	3.45	1,536,480	3.63	1,043,730	179,200
Other[(3)]	529,000	5.48	530,000	5.83	1,059,000	5.66	330,000	6.04	192,650	64,070
Total	7,600,990	3.50	6,950,900	4.14	14,551,890	3.81	3,318,860	3.77	1,781,950	402,050
Turmalina										
Faina and Pontal[(6)]	339,600	5.64	1,191,000	5.70	1,530,600	5.69	120,000	5.70	279,870	21,990
Ore Body A[(7)]	148,820	3.71	1,683,460	5.41	1,832,280	5.27	554,050	7.02	310,600	125,060
Ore Body B[(7)]	118,580	4.92	481,720	5.47	600,300	5.36	255,550	5.51	103,490	45,280
Ore Body C[(7)]	750,860	2.76	880,520	3.38	1,631,380	3.09	479,740	4.29	162,330	66,180
Total	1,357,860	3.34	4,236,700	4.44	5,594,560	4.76	1,409,340	5.70	856,290	258,510
Total Southern Brazil	**13,403,230**	**3.49**	**13,528,660**	**4.14**	**26,931,890**	**3.94**	**6,040,440**	**4.30**	**3,407,930**	**835,230**
Northern Brazil										
Gurupi										
Cipoeiro[(8)]	-	-	49,181,700	1.17	49,181,700	1.17	6,738,900	1.11	1,855,470	239,640
Chega Tudo[(8)]	-	-	20,705,800	1.00	20,705,800	1.00	11,937,800	0.98	662,700	376,990
Total Northern Brazil	-	-	**69,887,500**	**1.12**	**69,887,500**	**1.12**	**18,676,700**	**1.03**	**2,518,170**	**616,630**
TOTAL IN SITU RESOURCES					**96,819,390**	**1.90**	**24,717,140**	**1.83**	**5,926,100**	**1,451,860**

Table 2 - Summary of Estimated Mineral Reserves[2]							
	Proven (t)	Average Grade (g/t)	Probable (t)	Average Grade (g/t)	Proven + Probable (t)	Average Grade (g/t)	Proven + Probable (Ounces Au)
Southern Brazil							
Paciência							
Santa Isabel[4]	2,868,120	3.20	790,610	2.51	3,658,730	3.05	358,920
Caeté							
Pilar[5]	2,227,670	3.42	1,480,930	4.14	3,708,600	3.71	442,110
Roça Grande[5]	2,627,960	3.01	2,954,110	3.72	5,582,070	3.39	607,890
Total	4,855,630	3.20	4,435,040	3.86	9,290,670	3.51	1,050,000
Turmalina							
Ore Body A[7]	150,490	3.27	1,654,310	5.14	1,804,800	4.98	289,240
Ore Body B[7]	114,980	4.44	474,560	4.90	589,540	4.81	91,190
Ore Body C[7]	752,890	2.39	890,410	2.98	1,643,300	2.71	143,200
Total	1,018,360	2.75	3,019,280	4.47	4,037,640	4.03	523,630
Total Southern Brazil	**8,742,110**	**3.15**	**8,244,930**	**3.95**	**16,987,040**	**3.54**	**1,932,550**
Northern Brazil							
Gurupi Project							
Cipoeiro[8]	-	-	45,043,500	1.20	45,043,500	1.20	1,734,860
Chega Tudo[8]	-	-	18,713,200	0.99	18,713,200	0.99	593,070
Total Northern Brazil	**-**	**-**	**63,756,700**	**1.14**	**63,756,700**	**1.14**	**2,327,930**
TOTAL	**8,742,110**	**3.15**	**72,001,630**	**1.46**	**80,743,740**	**1.64**	**4,260,480**

Notes
(1) Mineral resources listed include mineral reserves.
(2) Some columns and rows may not total due to rounding.
(3) TechnoMine NI 43-101 Technical Report on the Quadrilátero Gold Project dated December 20, 2004.
(4) TechnoMine NI 43-101 Technical Report on the Paciência Gold Project Feasibility Study dated August 7, 2007.
(5) TechnoMine NI 43-101 Technical Report on the Caeté Gold Project Amended Feasibility Study dated October 29, 2010.
(6) TechnoMine NI 43-101 Technical Report on the Turmalina Gold Project dated December 20, 2004.
(7) TechnoMine NI 43-101 Technical Report on the Turmalina Expansion Feasibility Study dated September 9, 2008.
(8) TechnoMine NI 43-101 Technical Report on the Gurupi Project Feasibility Study dated January 31, 2011.

Although Jaguar has carefully prepared and verified the mineral resource and reserve figures presented herein, such figures are estimates, which are, in part, based on forward-looking information, and no assurance can be given that the indicated level of gold will be produced. Estimated reserves may have to be recalculated based on actual production experience. Market price fluctuations of gold as well as increased production costs or reduced recovery rates, and other factors may render the present proven and probable reserves unprofitable to develop at a particular site or sites for periods of time. See "Risk Factors" and "Cautionary Note Regarding Forward-Looking Statements" in the Company's 2010 Annual Information Form dated March 21, 2011 and available on SEDAR and EDGAR at www.sedar.com and www.sec.gov, respectively.

FINANCIAL REVIEW

During the three months ended December 31, 2010, the market price of gold (London PM Fix) traded in a range of $1,313 to $1,421, and averaged $1,367. This was approximately 24% higher than the average price for the three months ended December 31, 2009. Gold prices were highly volatile during the three months ended December 31, 2010. Gold prices have continued to be influenced by interest rates, uncertainty in the credit and financial markets, political unrest throughout northern Africa, investment and physical demand and inflation expectations. A 10% change in the average market price of gold during the three months ended December 31, 2010 would have changed the Company's income after income taxes by approximately $2.9 million.

As previously stated, the Company reports its financial statements in US$, however a significant portion of the Company's expenses are incurred in either Cdn.$ or R$. The average rates of exchange for the Cdn.$ per US$1.00 for the three months ended December 31, 2010 and the three months ended December 31, 2009 were 1.01 and 1.06 respectively. The average rates of exchange for the R$ per US$1.00 for the three months ended December 31, 2010 and the three months ended December 31, 2009 were 1.70 and 1.74 respectively. While the Company's costs were negatively impacted during the quarter as a result of the strong R$ relative to the US$, the Company's treasury management program resulted in a significant foreign exchange benefit to offset the increase in cash operating costs. A 10% change in the average R$ exchange rate during the three months ended December 31, 2010 would have changed operating income by approximately $5.4 million.

Summary of Quarterly Results

The following chart summarizes the Company's quarterly results of operations for the previous eight quarters:

(unaudited) ($ in 000s, except per share amounts)	31-Dec 2010	30-Sep 2010	30-Jun 2010	31-Mar 2010	31-Dec 2009	30-Sep 2009	30-Jun 2009	31-Mar 2009
Net sales	$44,554	$48,712	$36,853	$40,670	$39,497	$35,165	$32,786	$33,285
Net income (loss)	(9,474)	(3,800)	(5,913)	(4,605)	(29,381)	6,906	9,724	4,758
Basic and diluted income (loss) per share	(0.11)	(0.05)	(0.07)	(0.05)	(0.36)	0.09	0.12	0.07

Net sales over the periods shown above generally trended higher due to an increase in ounces of gold sold and an increase in the average realized gold price. Net sales declined during the quarter ended December 31, 2010 due to lower production and higher operating costs. The decline in production was principally due to the need to change the mining method to lower dilution at Turmalina. Operating costs were higher due to a stronger R$ against the US$, as well as geo-mechanical issues encountered in Ore Body A at the Turmalina operation and the use of lower grade ore at the new Caeté operation during the commissioning phase.

Summary of Key Operating Results

(unaudited) ($ in 000s, except per share amounts)	Three Months Ended December 31		Year Ended December 31	
	2010	2009	2010	2009
Gold sales	$ 44,554	$ 39,497	$ 170,788	$ 140,734
Ounces sold	34,134	35,944	140,530	143,698
Average sales price $ / ounce	1,306	1,099	1,215	979
Gross profit	2,777	10,363	12,420	42,583
Net income (loss)	(9,474)	(29,381)	(23,792)	(7,992)
Basic income (loss) per share	(0.11)	(0.36)	(0.28)	(0.10)
Diluted income (loss) per share	(0.11)	(0.36)	(0.28)	(0.10)
Weighted avg. # of shares outstanding - basic	84,259,191	80,738,919	84,152,914	76,410,916
Weighted avg. # of shares outstanding - diluted	84,259,191	80,738,919	84,152,914	76,410,916

Quarter and Year ended December 31, 2010 compared to December 31, 2009

Sales in the three months ended December 31, 2010 increased $5.1 million or 13% from the three months ended December 31, 2009, primarily due to an increase in the average realized gold price. The number of ounces of gold sold decreased 5% to 34,134 ounces in the three months ended December 31, 2010 compared to 35,944 ounces in the three months ended December 31, 2009. The average realized gold price increased to $1,306 per ounce from $1,099 per ounce in the same quarter last year.

Sales in the year ended December 31, 2010 increased $30.1 million or 21% from the year ended December 31, 2009, primarily due to an increase in the average realized gold price. The number of ounces of gold sold decreased 2% to 140,530 ounces in the year ended December 31, 2010 compared to 143,698 ounces in the year ended December 31, 2009. The average realized gold price increased to $1,206 per ounce from $979 per ounce in the year ended December 31, 2009.

Gross profit for the three months ended December 31, 2010 decreased to $2.8 million from $10.4 million for the three months ended December 31, 2009. For the year ended December 31, 2010 gross profit decreased to $12.4 million from $42.6 million for the year ended December 31, 2009 due primarily to significantly higher operating costs caused by higher than planned dilution. The Company recognized net losses of $9.5 million and $29.4 million for the three months ended December 31, 2010 and 2009 respectively. For the year ended December 31, 2010 the Company recognized a net loss of $23.8 million versus a net loss of $8.0 million for the year ended December 31, 2009.

Review of Certain Operating Expenses and Other Income and Expenses

(unaudited) ($ in 000s)	Three Months Ended December 31		Year Ended December 31	
	2010	2009	2010	2009
Stock based compensation	$ 1,108	$ 7,038	$ (1,571)	$ 11,244
Administration	6,351	5,792	20,600	16,411
Forward derivative (gain) loss	(816)	-	686	-
Forward derivative loss	-	-	-	-
Forward fx derivative (gain) loss	(208)	(707)	(1,391)	(2,642)
Foreign exchange (gain) loss	(643)	(1,235)	(1,697)	(17,307)
Interest expense	4,283	22,459	16,638	28,847
Interest income	(718)	(1,405)	(3,870)	(4,203)

Stock based compensation expense varies depending upon when stock options, deferred share units, restricted share units, and stock appreciation rights vest and Jaguar's share price. The stock based compensation expense for the three months ended December 31, 2010 includes $42,000 for Deferred Share Units, $692,000 for Restricted Stock Units, $362,000 for Share Appreciation Rights and $12,000 for stock options.

Administrative costs increased from $5.8 million during the three months ended December 31, 2009 to $6.4 million during the three months ended December 31, 2010 and increased from $16.4 million during the year ended December 31, 2009 to $20.6 million for the year ended December 31, 2010. Administration costs include legal and accounting costs, costs to maintain offices and required personnel and costs associated with being a publicly-traded company. Given the Company's development stage, administration costs are on-track with other South American gold producers on a unit of production basis and are viewed by management as appropriate to achieve the Company's growth targets.

During July 2010, the Company entered into a limited gold collar program, which is a financial contract implemented to mitigate gold price risk in the event of an unforeseen significant global financial event during the commissioning phase of the Caeté operation. The Company purchased gold puts for 59,600 ounces with a strike price range of $1,050 to $1,117 per ounce. The put contracts expired out of the money with no resulting gain or loss. The Company sold calls for 60,000 ounces with a strike price range of $1,300 to $1,475 per ounce. During the year ended December 31, 2010, 37,500 ounces of the sold call contracts with a strike price of $1,300 per ounce were settled with the combined delivery of the Company's inventory and the purchase of 6,129 ounces of gold at a net cost to the Company of $686,000. The Company recognized an unrealized gain of $816,000 for the three months ended December 31, 2010, and a realized loss of 686,000 for the year ended December 31, 2010. The remaining sold call contracts expired out of the money with no resulting gain or loss to the Company. These collar facilities were measured at fair value on a

recurring basis using significant observable inputs (fair value hierarchy level 2). At December 31, 2010, no put or call gold option contracts were outstanding.

The Company recognized an unrealized loss of $509,000 for the three months ended December 31, 2010 versus an unrealized gain of $172,000 for the three months ended December 31, 2009 on forward foreign exchange contracts used to manage currency exposure on the R$. The Company also recognized a realized gain of $717,000 for the three months ended December 31, 2010 versus a realized gain of $535,000 for the three months ended December 31, 2009 on forward foreign exchange contracts. For the year ended December 31, 2010 the Company recognized an unrealized loss of $1.1 million and a realized gain of $2.5 million compared to an unrealized gain of $3.7 million and a realized loss of $1.1 million for the year ended December 31, 2009 (See Risk Management Policies – Hedging).

A foreign exchange gain of $643,000 was recognized during the three months ended December 31, 2010 (gain of $1.7 million for the year ended December 31, 2010) versus a gain of $1.2 million during the three months ended December 31, 2009 (gain of $17.3 million for the year ended December 31, 2009) primarily due to volatility of the R$ and Cdn.$. During the year ended December 31, 2010, foreign exchange gains were incurred primarily due to cash on hand held in Brazil and Canada and prepaid taxes recoverable from the Brazilian tax authorities. The foreign exchange gains were offset by foreign exchange losses on future tax liabilities and deferred compensation liabilities. The foreign exchange gains and losses are due to changes in the R$ and Cdn.$ versus the US$.

Interest expense decreased from $22.5 million during the three months ended December 31, 2009 to $4.3 million during the three months ended December 31, 2010. During September 2009, the Company issued $165 million of 4.5% unsecured convertible notes which bear interest at a rate of 4.5% per annum, payable semi-annually in arrears on May 1 and November 1 of each year, beginning on May 1, 2010, and maturing on November 1, 2014. During November 2009, the Company redeemed Cdn.$85,372,000 of the outstanding principal of the private placement notes at 105% of the principal amount, and the redemption price of the remaining Cdn.$878,000 of outstanding principal was 102% of the principal amount, plus accrued and unpaid interest. The interest expense for the three months ended December 31, 2009 includes a total of $18.5 million for the redemption of the private placement notes related to the amortization of the remaining discount ($9.2 million), write-down of the private placement call option ($4.0 million) and premium ($4.1 million) and interest ($1.2 million) (See Cash Flow Highlights).

Interest income decreased from $1.4 million during the three months ended December 31, 2009 (year ended December 31, 2009 - $4.2 million) to $718,000 during the three months ended December 31, 2010 (year ended December 31, 2010 - $3.9 million). Interest income was earned on deposits held in banks in Canada, the U.S. and Brazil.

FINANCIAL CONDITION, CASH FLOW, LIQUIDITY AND CAPITAL RESOURCES

Cash Flow Highlights

($ in 000s)

	Three Months Ended December 31		Year Ended December 31	
	2010	2009	2010	2009
Operating activities	$ 24	$ 1,189	$ 19,631	$ 31,923
Financing activities	13,209	(74,957)	29,499	151,620
Investing activities	(22,628)	(26,944)	(130,114)	(85,500)
Effect of foreign exchange on non-U.S. dollar denominated cash and cash equivalents	(559)	(3,614)	(1,049)	2,653
Increase (decrease) in cash for the period	(9,954)	(104,326)	(82,033)	100,696
Beginning cash balance	49,177	225,582	121,256	20,560
Ending cash balance[1]	$ 39,223	$ 121,256	$ 39,223	$ 121,256

[1]Cash balance excludes $908,000 of restricted cash on December 31, 2010 and $108,000 at December 31, 2009.

At December 31, 2010 and December 31, 2009, the Company had cash and cash equivalents of $39.2 million and $121.3 million, respectively.

Cash flow from operating activities generated $24,000 of cash during the three months ended December 31, 2010 versus $1.2 million generated during the three months ended December 31, 2009. Cash flow from operating activities generated $19.6 million of cash during the year ended December 31, 2010 versus $31.9 million generated during the year ended December 31, 2009.

Cash flow from financing activities generated $13.2 million of cash during the three months ended December 31, 2010 and consumed $75.0 million during the three months ended December 31, 2009. During the year ended December 31, 2010, financing activities generated $29.5 million primarily as a result of proceeds from bank credit facilities and during the year ended December 31, 2009, financing activities generated $151.6 million primarily as a result of an equity financing in March 2009 that generated gross proceeds of Cdn.$ 86.3 million ($66.9 million) and the issuance of $165 million of 4.50% senior convertible notes in September 2009.

Investing activities consumed $22.6 million of cash during the three months ended December 31, 2010 ($130.1 million for the year ended December 31, 2010) versus $26.9 million for the three months ended December 31, 2009 ($85.5 million for the year ended December 31, 2009). The funds were primarily used for the build-out of the Caeté Project as well as underground development at other operations.

The effect of foreign exchange on non-US$ denominated cash and cash equivalents was a $559,000 loss during the three months ended December 31, 2010 ($1 million loss for the year ended December 31, 2010) compared to a $3.6 million loss for the three months ended December 31, 2009 ($2.7 million gain for the year ended December 31, 2009). This reflects the changes of the R$ and Cdn.$ versus the US$ during the respective periods.

Cash Requirements – 2010 Capital Spending Program
($ in 000s)

	Three Months Ended Dec 31, 2010	Year Ended Dec 31, 2010	Estimate for 2011
Turmalina	$ 4,463	$ 25,785	$ 17,299
Paciência	6,893	29,932	27,266
Caeté	10,157	66,017	26,485
Gurupi	937	4,481	48,138
Other Spending[1]	178	5,654	450
Total capital spending	**$ 22,628**	**$ 131,869**	**$ 119,638**

[1]Includes construction of the central spare parts room, purchase of maintenance equipment, other improvements, replacements and operating management office facility spending.

The Company believes that its cash held in accounts, cash flow generated by operations, debt, and other identified sources of capital is sufficient to finance its operations and expansions to execute on its plan.

Total Capital Spending during the Period

($ in 000s)

	Three Months Ended Dec 31, 2010	Year Ended Dec 31, 2010
Capital spending - excluding exploration	$ 17,463	$ 115,860
Capital spending - exploration	5,165	16,009
Total capital spending	$ 22,628	$ 131,869
Amount paid in cash	22,628	131,364
Amount financed	-	505
Total capital spending	**$ 22,628**	**$ 131,869**

The Company has identified the following primary uses of capital during 2011:

(a) Gurupi exploration and pre-development;
(b) sustaining capital to maintain existing operations; and
(c) exploration at brownfield properties in the Iron Quadrangle.

Contractual Obligations

The Company's contractual obligations as at December 31, 2010 are summarized as follows ($ in 000s):

Contractual Obligations	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years	Total
Notes payable					
Principal	$ 26,391	$ 13,622	$ 165,375	$ -	$ 205,388
Interest	9,355	15,499	7,462	-	32,316
Forward sales derivative liabilities					
Operating lease agreements	201	-	-	-	201
Management agreements[1]					
Operations	595	-	-	-	595
Suppliers agreements					
Mine operations[2]	541	-	-	-	541
Drilling[3]	450	-	-	-	450
Asset retirement obligations[4]	2,335	1,506	1,649	30,970	36,460
Total	**$ 39,868**	**$ 30,627**	**$ 174,486**	**$ 30,970**	**$ 275,951**

[1]The remaining term of the management agreement is one year. (See Note 16(a) to the Company's annual financial statements for the years ended December 31, 2010 and 2009).

[2]The Company has the right to cancel the mine operations contract with 60 days advance notice. The amount included in the contractual obligations table represents the amount due within 60 days.

[3]The Company has the right to cancel the drilling contract with 10 days to four months advance notice. The amount included in the contractual obligations table represents the amount due within this period.

[4]The asset retirement obligations are not adjusted for inflation and are not discounted.

Balance Sheet Highlights

($ in 000s)

	December 31 2010		December 31 2009	
Current assets	$	95,409	$	178,572
Long term assets		483,867		372,023
Total assets	$	579,276	$	550,595
Current liabilities	$	75,967	$	44,409
Long term liabilities		178,099		160,290
Total liabilities	**$**	**254,066**	**$**	**204,699**

Working capital decreased $114.7 million from $134.2 million at December 31, 2009 to $19.4 million at December 31, 2010. During September 2009, the Company sold 4.50% senior convertible notes due in 2014 for gross proceeds of $165 million. (See Financial Condition, Cash Flow, Liquidity and Capital Resources) The Company purchased its outstanding 10.5% Secured Notes due March 23, 2012 during November 2009. (See Cash Flow Highlights) During the three months ended December 31, 2010, the Company paid $22.6 million for capital expenditures. (See Total Capital Spending during the Period) The Company took deliberate steps to reign in non-essential spending to increase the cash position and fully expects an improvement in the operating cash flow in early 2011. During February 2011 the Company issued $103.5 million of 5.5% senior unsecured convertible notes (See Subsequent Events).

Risk Management Policies – Hedging

Forward Foreign Exchange Contracts – Derivative Financial Instruments

The Company manages its exposure to changes in foreign exchange rates through the use of forward foreign exchange contracts to hedge certain future transactions denominated in foreign currencies. The Company hedges anticipated but not yet committed foreign currency transactions when they are probable and the significant characteristics and expected terms are identified.

As at December 31, 2010, the Company has forward foreign exchange contracts to purchase R$ at weighted average of R$1.7550 per $1.00 as follows:

Settlement Date	Amount in thousands of US$		Settlement amount in thousands of R$	
28-Jan-11	$	1,000	R$	1,746
25-Feb-11		1,000		1,735
25-Feb-11		1,000		1,769
30-Mar-11		1,000		1,745
30-Mar-11		1,000		1,780
	$	**5,000**	**R$**	**8,775**

The statement of operations includes the following amounts of unrealized and realized gains or losses on foreign exchange derivatives:

	Three Months Ended December 31				Year Ended December 31			
	2010		2009		2010		2009	
Unrealized (gain) loss	$	509	$	(172)	$	1,111	$	(3,701)
Realized (gain) loss		(717)		(535)		(2,502)		1,059
Total	**$**	**(208)**	**$**	**(707)**	**$**	**(1,391)**	**$**	**(2,642)**

The forward exchange contracts are considered derivative financial instruments and are used for risk management purposes and not for generating trading profits. The Company closely monitors exchange rates and, as deemed appropriate by management, will continue to enter into forward currency contracts with the aim of minimizing adverse changes in the R$ and US$ relationship.

The Company is exposed to credit-related losses in the event of non-performance by two major international financial institutions handling the derivative financial instruments, but does not expect these highly rated counterparties to fail to meet their obligations.

Hedge accounting is not applied to these derivative financial instruments. The unrealized gains and losses are recognized in the operating income of the Company and are primarily a result of the difference between the spot price of the R$ and the forward currency contract price as at the balance sheet date.

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet investment or debt arrangements.

INCOME TAXES

The Company recorded an income tax expense of $1.8 million for the year ended December 31, 2010 compared to an income tax expense of $8.8 million for the year ended December 31, 2009. The current income tax provision reflects a current income tax expense of $1.6 million and a future income tax expense of $172,000. This compares to a current income tax of $5.0 million and a future income tax expense of $3.8 million for the year ended December 31, 2009. The income tax expense reflects the current taxes incurred in Brazil. The Company has net operating losses ("NOLs") which can be applied to future periods.

The consolidated balance sheet reflects a current tax liability of $16.7 million at December 31, 2010 and $15.6 million at December 31, 2009; and a future tax liability of $12.6 million at December 31, 2010 and $11.8 million at December 31, 2009.

The Company has approximately $48.8 million of tax losses available for carry forward in Canada and $54.5 million of tax losses available for carry forward in Brazil which can be carried forward indefinitely; however, only 30% of taxable income in one year can be applied against the loss carry-forward balance. Approximately $20.6 million of the Brazilian non-capital loss carry forwards has not been recognized in future tax assets.

RELATED PARTY TRANSACTIONS

The Company incurred fees of $1.1 million for the year ended December 31, 2010 (2009 - $1.6 million, 2008 - $719,000) from IMS Engenharia Mineral Ltda. ("IMSE"), a company held by two officers of the Company with which the Company entered into a service agreement to render senior management services. The fees are included in management fees in the statement of operations. The agreement will expire on December 31, 2011.

The Company incurred occupancy fees of $180,000 for the year ended December 31, 2010 (2009 - $180,000, 2008 - $180,000) to Brazilian Resources Inc. ("BZI"), a corporate shareholder, for use of administrative offices. As at December 31, 2010 prepaid expenses and sundry assets includes $70,000 from BZI relating to leasehold improvements paid by the Company (December 31, 2009 - $126,000).

In September 2010, the Company's offices in Belo Horizonte moved to a new location. The Company recognized rental income of $29,000 from BZI for the use of administrative offices for the year ended December 31, 2010 (2009 - $nil, 2008 - $nil). As at December 31, 2010 prepaid expenses and sundry assets includes $29,000 from BZI relating to rental income (December 31, 2009 - $nil). The Company also incurred consulting fees and administrative service charges of $140,000 from BZI for the year ended December 31, 2010 (2009 - $603,000, 2008 - $344,000). The occupancy costs, consulting fees and administrative service fees are included in the statement of operations. As at December 31, 2010 accounts payable and accrued liabilities includes $nil due to BZI (December 31, 2009 - $58,000).

The Company recognized rental income of $nil from Prometálica Mineração Ltda. ("PML") and $nil from Prometálica Centro Oeste Ltda. ("PCO") for the years ended December 31, 2010 and December 31, 2009 (2008 - $9,000 from PML and $34,000 from PCO) for temporarily idle equipment and the use of administrative offices. PCO is controlled by IMS, a founding shareholder of the Company. As at December 31, 2010 prepaid expenses and sundry assets includes $nil from PML and $16,000 from PCO

(December 31, 2009 - $nil from PML and $15,000 from PCO). During 2010 and 2009 the Company received $nil (2008 - $30,000) of royalty income relating to the NSR.

On August 11, 2008, PML filed a judicial restructuring in Belo Horizonte, state of Minas Gerais, Brazil. The primary shareholders of PML, BZI and IMS, provided a guarantee of PML's obligation to Mineração Serras do Oeste Ltda ("MSOL"), a 100% owned subsidiary of the Company. This guarantee will ensure the recovery of the NSR due from PML if PML is unable to pay the Company. As at December 31, 2010 the amount of the obligation is approximately $1.0 million.

The Company's subsidiaries MSOL and Mineração Turmalina Ltda. were required to pay an employment claim of a former employee who performed work for MSOL, then owned by BZI, and other BZI companies. BZI has guaranteed the amount owed to the Company of R$378,000 ($227,000). As at December 31, 2010, prepaid expenses and sundry assets include $227,000 receivable from BW Mineração Ltda., a wholly owned subsidiary of BZI (December 31, 2009 - $217,000).

The above related party transactions are in the normal course of operations and have been measured at the exchange amount agreed upon between the related parties.

SUBSEQUENT EVENTS

On February 9, 2011, the Company closed a $103.5 million offering of 5.5% senior unsecured convertible notes.

The Company received net proceeds of approximately $99.3 million. The notes bear interest at a rate of 5.5% per annum, payable semi-annually in arrears on March 31 and September 30 each year, beginning on September 30, 2011 and maturing on March 31, 2016. The notes will have an initial conversion rate of 132.4723 Jaguar common shares per $1,000 principal amount of converted notes, representing an initial conversion price of approximately US$7.55 per common share, which is approximately 137.5% of the closing price of Jaguar common shares on the New York Stock Exchange on February 3, 2011. The conversion rate is subject to certain anti-dilution adjustments and adjustments in connection with specified corporate events. The notes will be convertible any time prior to maturity. Upon conversion, the Company may, in lieu of delivering its common shares, elect to pay or deliver, as the case may be, cash or a combination of cash and common shares, in respect of the converted notes. Jaguar will be required to make an offer to repurchase the notes for cash upon the occurrence of certain fundamental changes.

CRITICAL ACCOUNTING ESTIMATES

The preparation of its consolidated financial statements requires the Company to use estimates and assumptions that affect the reported amounts of assets and liabilities as well as revenues and expenses. The Company's accounting policies are described in Note 2 to its consolidated financial statements for the year ended December 31, 2010. The Company's accounting policies relating to work-in-progress inventory valuation and amortization of property, plant and equipment, mineral exploration projects, and site reclamation and closure accruals are critical accounting estimates that are subject to assumptions regarding reserves, recoveries, future gold prices and future mining activities.

Gold in process and ore in stockpiles are stated at the lower of average production cost and net realizable value. Production costs include labor, benefits, material and other product costs. These costs are charged to earnings and are included in cost of sales. The assumptions used in the impairment assessment of gold in process inventories include estimates of gold contained in the ore stacked, assumptions of the amount of gold stacked that is expected to be recovered and an assumption of the gold price expected to be realized when the gold is recovered. If these estimates or assumptions prove to be inaccurate, the Company could be required to write-down the recorded value of its work-in-progress inventories, which would reduce the Company's earnings and working capital.

In addition, GAAP requires the Company to consider, at the end of each accounting period, whether or not there has been an impairment of the capitalized mineral exploration projects, property, plant and equipment. For producing properties, this assessment is based on expected future cash flows to be generated from the location. For non-producing properties, this assessment is based on whether factors that may indicate the need for a write-down are present. If the Company determines there has been an impairment because its prior estimates of future cash flows have proven to be inaccurate, due to reductions in the price of gold, increases in the costs of production, reductions in the amount of reserves expected to be recovered or otherwise, or because the Company has determined that the deferred costs of non-producing properties may not be recovered based on current economics or permitting considerations, the Company would be required to write-down the recorded value of its mineral exploration projects, property, plant and equipment, which would reduce the Company's earnings and net assets.

The Company's mining and exploration activities are subject to various laws and regulations governing the protection of the environment. In general, these laws and regulations are continually changing and, over time, becoming more restrictive which impacts the cost of retiring assets at the end of their useful life. The Company recognizes management's estimate of the fair value of liabilities for asset retirement obligations in the period in which they are incurred. A corresponding increase to the carrying amount of the related asset (where one is identifiable) is recorded and depreciated over the life of the asset. Where a related asset is not easily identifiable with a liability, the change in fair value over the course of the year is expensed. Over time, the liability will be increased each period to reflect the interest element (accretion) reflected in its initial measurement at fair value, and will also be adjusted for changes in the estimate of the amount, timing and cost of the work to be carried out. Additionally, future changes to environmental laws and regulations could increase the extent of reclamation and remediation work required to be performed by the Company.

The Company's mining properties are depleted and depreciated on a unit-of-production basis, which bases its calculations on the expected amount of recoverable reserves. If these estimates of reserves prove to be inaccurate, or if the Company revises its mine plan due to reductions in the price of gold or unexpected production cost increases, and as a result the amount of reserves expected to be recovered are reduced, then the Company would be required to write-down the recorded value of its mining properties and to increase the amount of future depletion and amortization expense, both of which would reduce the Company's earnings and net assets.

CHANGES IN ACCOUNTING POLICIES INCLUDING INITIAL ADOPTION

The Company's audited financial statements for the year ended December 31, 2010 were prepared following accounting policies consistent with the Company's audited and consolidated financial statements and notes thereto for the year ended December 31, 2010.

(a) Accounting Principles Issued but not yet Implemented:

(i) Business combinations:

In January 2009, the CICA issued Section 1582, "Business Combinations," effective for fiscal years beginning on or after January 1, 2011. Earlier adoption of Section 1582 is permitted. This pronouncement further aligns Canadian GAAP with US GAAP and International Financial Reporting Standards ("IFRS") and changes the accounting for business combinations in a number of areas. It establishes principles and requirements governing how an acquiring company recognizes and measures in its financial statements identifiable assets acquired, liabilities assumed, any non-controlling interest in the acquiree, and goodwill acquired. The section also establishes disclosure requirements that will enable users of the acquiring company's financial statements to evaluate the nature and financial effects of its business combinations.

(ii) Consolidated financial statements and non-controlling interests:

In January 2009, the CICA issued Section 1601, "Consolidated Financial Statements," and Section 1602, "Non-Controlling Interests," effective for fiscal years beginning on or after January 1, 2011. Earlier adoption of these recommendations is permitted. These pronouncements further align Canadian GAAP with US GAAP and IFRS. Sections 1601 and 1602 change the accounting and reporting for ownership interests in subsidiaries held by parties other than the parent. Non-controlling interests are to be presented in the consolidated balance sheet within shareholders' equity but separate from the parent's equity. The amount of consolidated net income attributable to the parent and to the non-controlling interest is to be clearly identified and presented on the face of the consolidated statement of income. In addition, these pronouncements establish standards for a change in a parent's ownership interest in a subsidiary and the valuation of retained non-controlling equity investments when a subsidiary is deconsolidated. They also establish reporting requirements for providing sufficient disclosures that clearly identify and distinguish between the interests of the parent and the interest of the non-controlling owners.

(iii) Financial instruments – recognition and measurement:

On July 1, 2009 the CICA amended Section 3855 with regard to determining when a prepayment option in a host debt instrument is closely related to the host instrument and the amendment is effective for fiscal years beginning on or after January 1, 2011. The amendment states that if the exercise price of a prepayment option compensates the lender for an amount equivalent to the present value of the lost interest for the remaining term of the host instrument, the feature is considered closely related to the host contract in which it is embedded.

INTERNATIONAL FINANCIAL REPORTING STANDARDS ("IFRS")

On February 13, 2008, the CICA Accounting Standards Board (AcSB) confirmed that the changeover to IFRS from Canadian GAAP will be required for publicly accountable enterprises for interim and annual financial statements effective for fiscal years beginning on or after January 1, 2011, including comparatives for 2010. The objective is to improve financial reporting by having one single set of accounting standards that are comparable with other entities on an international basis.

The Company commenced its IFRS conversion project during 2008 and established a formal project governance structure to monitor the progress and critical decisions to IFRS. Regular reporting is provided by the project team to the Audit Committee of the Board of Directors.

The Company's conversion plan is comprehensive and consists of four phases: preliminary study, evaluation, development, and implementation.

The preliminary study involved a high level review of the major differences between current Canadian GAAP and IFRS as related to the Company's accounting policies.

The Evaluation and Development phases involve the development of a detailed project plan, the completion of site visits, the completion of analyses of the differences between the Company's accounting policies and IFRS to provide a basis for accounting policy recommendations, the establishment of an IFRS Policy Committee, impact analysis of IT systems, development of a strategy for dual Canadian GAAP and IFRS reporting during 2010 and changeover to IFRS in 2011, the assessment of the impact of accounting and other business process changes on internal controls, the review of compensation plans, debt agreements and other contractual arrangements, and the delivery of detailed IFRS training to key finance and other personnel.

The Implementation phase involves the implementation of changes to our information systems and business processes as identified through the evaluation and development phases of the changeover plan. Significant implementation phase milestones include the development of IFRS compliant financial models, budgeting and reporting processes, the implementation of our 2010 dual reporting systems strategy, the amendment and testing of internal controls over financial reporting and disclosure controls and procedures impacted by accounting policy changes, the implementation of our internal and external communication plans, and the preparation of a January 1, 2010 opening balance sheet and 2010 comparative data under IFRS, with reconciliations to Canadian GAAP. The implementation phase will culminate in the preparation of our financial reporting under IFRS beginning in 2011.

The Company has identified the areas noted below as those expected to have the most significant impact on our financial statements. These areas do not represent a complete list of expected changes. As changes to Canadian GAAP and IFRS standards may occur prior to the changeover date, the differences and impacts described below may be subject to change.

The Company performed the evaluation and assessment of IFRS 1, "First-time Adoption of International Financial Reporting Standards" ("IFRS 1") with the purpose of selecting optional exemptions allowed to the Company upon transition to IFRS. IFRS 1 generally requires that an entity apply all IFRS effective at the end of its first IFRS reporting period retrospectively, with specific mandatory exemptions and a limited number of optional exemptions. The Company expects to elect the following optional exemptions which may have significant impact on the Company's results:

to apply IFRS 3 Business Combinations prospectively from January 1, 2010 (the "Transition Date");

to apply the borrowing cost exemption and apply IAS 23 Borrowing Costs prospectively from the Transition Date;

other available exemptions continue to be evaluated including the exemption related to decommissioning liabilities (asset retirement obligations).

Property, plant and equipment – Separate accounting for components of property, plant and equipment is applied more broadly under IFRS. Costs are allocated to significant parts of an asset if the useful lives differ, and each part is then separately depreciated.

Impairment of property, plant and equipment – Under Canadian GAAP, whenever the estimated future cash flows on an undiscounted basis of a property is less than the carrying amount of the property, an impairment loss is measured and recorded based on fair values. Under IFRS, IAS 36 Impairment of Assets ("IAS 36") requires an impairment charge to be recognized if the recoverable amount, determined as the higher of the estimated fair value less costs to sell or value in use, is less than the carrying amount. The impairment charge under IFRS is equal to the amount by which the carrying amount exceeds the recoverable amount. The difference in testing and determining an impairment may result in more frequent charges, where carrying values of assets may have been supported under Canadian GAAP on an undiscounted cash flow basis, but cannot be supported on a discounted cash flow basis.

IAS 36 also requires the reversal of any impairment losses where circumstances requiring the impairment charge have been changed and reversed. Canadian GAAP does not permit the reversal of impairment losses in any circumstance.

Exploration and evaluation – IFRS 6, Exploration for and Evaluation of Mineral Resources, allows us to either develop a new policy for exploration and evaluation expenditures consistent with IFRS requirements or continue to follow the Company's existing policy.

Decommissioning liabilities (asset retirement obligations) – Under IFRS, a liability must be recognized at a time when the entity becomes legally or constructively obliged to rehabilitate a disturbance resulting from mining activities, while under Canadian GAAP, a liability is only recognized when the entity is legally bound. Discount rates used should reflect the risks specific to the decommissioning provision. Unlike IFRS, under Canadian GAAP discount rates for asset retirement obligations are based on the entity's credit-adjusted risk-free rate. IFRS requires re-measurement of the liability at each reporting date whereas Canadian GAAP requires re-measurement of the liability in the event of changes in the amount or timing of cash flows required to settle the obligation. Over and above this, IAS 37, *Provisions, Contingent Liabilities and Contingent Assets,* requires the re-measurement of the provision for reclamation and rehabilitation if there is a change in the current market-based discount rate. However, under Canadian GAAP HB 3110 Asset Retirement Obligations, the provision for reclamation and rehabilitation is not adjusted for changes in the discount rate.

Share-based payments – In certain circumstances, IFRS requires a different measurement of stock-based compensation related to cash-settled share-based compensation than current Canadian GAAP. While there is a convergence in that share-based payments are recognized as an expense, there are a number of measurement differences. IFRS requires that cash-settled share-based payments be accounted for using a fair value method, as opposed to an intrinsic value under Canadian GAAP.

IFRS 2, Share Based Payments is applied for applicable liabilities arising from cash-settled share-based payment transactions that existed at January 1, 2010. Under Canadian GAAP, the liability for cash-settled share-based payments is accrued based upon the intrinsic value (mark-to-market) of the award. However under IFRS the liability for cash-settled share-based awards is measured at fair value of the vested awards using the Black-Scholes valuation model. Changes in fair value are recognized in the period of change until the liability is settled.

Financial instruments – Under IFRS, IAS 39, *Financial Instruments: Recognition and Measurement,* the conversion option component of the convertible notes is treated as a derivative liability carried at fair value with changes in fair value recorded in the statement of operations and comprehensive loss. The remaining portion of the net proceeds is allocated to the notes payable component of the convertible note issuance and is measured at amortized cost using the effective interest rate method.

Under Canadian GAAP, the notes payable component of the convertible note issuance was measured at fair value and the remaining portion of the net proceeds was allocated to contributed surplus.

Income taxes – IAS 12, *Taxes* contains different guidance to the recognition and measurement of future income taxes. It requires the recognition of future taxes in situations not required under Canadian GAAP. Specifically, a future tax liability (asset) is recognized for exchange gains and losses relating to foreign non-monetary assets and liabilities that are re-measured into the functional currency using historical exchange rates.

Canadian GAAP requires that the current and long-term portions of future income tax assets, and future income tax liabilities, be shown separately on the financial statements, whereas IFRS does not.

Preliminary Unaudited Impact of Adopting IFRS

Standards under IFRS are based on a conceptual framework similar to Canadian GAAP; however, significant differences exist in certain matters of recognition, measurement and disclosure. The adoption of IFRS will have an impact on the consolidated balance sheet and statement of income. The Company's opening balance sheet will reflect the fair value for decommissioning liabilities (asset retirement obligation), measurement and classification of the notes payable components and the adjusted liability resulting from cash-settled share-based compensation. All of the changes to the opening balance sheet will require that a corresponding tax asset or liability be established based on the resultant differences between the carrying value of assets and liabilities and their associated tax bases. Certain income statement items such as amortization expense, accretion and share-based compensation expense are also expected to be impacted.

The Company's estimate of the preliminary unaudited impact of the conversion to IFRS on the opening balance sheet at January 1, 2010 will decrease opening retained earnings by approximately $29.8 million. The following summarizes the preliminary quantitative impact of differences between Canadian GAAP and IFRS in the Company's more significant accounting policies and from its transition elections from Canadian GAAP to IFRS as of January 1, 2010.

	Summary of Opening Balance Sheet Impact			
Unaudited	Assets Dr (Cr)	Liabilities Dr (Cr)	Contributed Surplus Dr (Cr)	Opening R/E Dr (Cr)
Provision for reclamation	$ (1,758)	$ 2,323	$ -	$ (565)
Share-based compensation	-	(260)	-	260
Notes payable	-	(74,055)	40,861	33,194
Income taxes	(8,330)	11,371	-	(3,041)
	$ (10,088)	**$ (60,621)**	**$ 40,861**	**$ 29,848**

The Company continues to monitor standards development as issued by the International Accounting Standards Board and the AcSB, as well as regulatory developments as issued by the Canadian Securities Administrators, which may affect the timing, nature or disclosure of the Company's adoption of IFRS.

Information Systems – In order to facilitate the compilation of financial information required for IFRS reporting and disclosures, management has made appropriate modifications to its consolidation system and processes. Those changes, which have been implemented, generally required minor changes to reports or data analysis to ensure that additional information required for disclosures under IFRS which were not currently collected under Canadian GAAP were appropriately tracked for IFRS purposes.

Financial Disclosures - Annual IFRS-compliant financial statement notes disclosures were drafted and reviewed with the Company's audit committee during the fourth quarter of 2010. The Company does not anticipate a significant increase in disclosure resulting from the adoption of IFRS and is continuing to assess the level of disclosure required as well as any further systems changes that may be necessary to gather and process the information.

Training - Training of IFRS requirements with all management levels concerned continued during 2010 including training of Directors and other concerned parties. Management training will continue during 2011. IFRS training program requirements for other stakeholders of the Company are being assessed.

NON-GAAP PERFORMANCE MEASURES

The Company has included the non-GAAP performance measures Cash Operating Cost per tonne processed, Cash Operating Cost per ounce processed and Cash Operating Margin per ounce of gold in this document. These non-GAAP performance measures do not have any standardized meaning prescribed by GAAP and, therefore, may not be comparable to similar measures presented by other companies. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors use this information to evaluate the Company's performance. Accordingly, they are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. More specifically, management believes that these figures are a useful indicator to investors and management of a mine's performance as they provide: (1) a measure of the mine's cash margin per tonne/ounce, by comparison of the cash operating costs per tonne/ounce to the price of gold, (2) the trend in costs as the mine matures and, (3) an internal benchmark of performance to allow for comparison against other mines. The definitions for these performance measures and reconciliation of the non-GAAP measures to reported GAAP measures are as follows:

Cash Operating Margin per oz of gold	**Three Months Ended December 31, 2010**	**Year Ended December 31, 2010**
Average sales price per oz of gold	$ 1,306	$ 1,215
less		
Cash operating cost per oz of gold produced	762	732
equals		
Cash operating margin per oz of gold	$ 544	$ 483

Summary of Cash Operating Cost per tonne processed	Three Months Ended December 31, 2010	Year Ended December 31, 2010
Production costs per statement of operations[1]	$ 25,485,000	$ 101,289,000
Change in inventory[2]	1,715,000	(2,881,000)
Operational cost of gold produced[3]	27,200,000	98,408,000
divided by		
Tonnes processed	425,000	1,567,000
equals		
Cost per tonne processed	$ 64.00	$ 62.80

Turmalina Cash Operating Cost per tonne processed	Three Months Ended December 31, 2010	Year Ended December 31, 2010
Production costs	$ 9,236,000	$ 47,526,000
Change in inventory[2]	301,000	(2,917,000)
Operational cost of gold produced[3]	9,537,000	44,609,000
divided by		
Tonnes processed	143,000	692,000
equals		
Cost per tonne processed	$ 66.70	$ 64.50

Paciência Cash Operating Cost per tonne processed	Three Months Ended December 31, 2010	Year Ended December 31, 2010
Production costs	$ 8,239,000	$ 40,349,000
Change in inventory[2]	104,000	(2,251,000)
Operational cost of gold produced[3]	8,343,000	38,098,000
divided by		
Tonnes processed	135,000	626,000
equals		
Cost per tonne processed	$ 61.80	$ 60.90

Caeté Cash Operating Cost per tonne processed	Three Months Ended December 31, 2010	Year Ended December 31, 2010
Production costs	$ 8,010,000	$ 13,414,000
Change in inventory[2]	1,310,000	2,287,000
Operational cost of gold produced[3]	9,320,000	15,701,000
divided by		
Tonnes processed	147,000	249,000
equals		
Cost per tonne processed	$ 63.40	$ 63.10

Summary of Cash Operating Cost per oz of gold produced		Three Months Ended December 31, 2010		Year Ended December 31, 2010
Production costs per statement of operations[1]	$	25,485,000	$	101,289,000
Change in inventory[2]		943,000		(370,000)
Operational cost of gold produced[3]		26,428,000		100,919,000
divided by				
Gold produced (oz)		34,682		137,867
equals				
Cost per oz of gold produced	$	762	$	732
Turmalina Plant Cash Operating Cost per oz produced		**Three Months Ended December 31, 2010**		**Year Ended December 31, 2010**
Production costs	$	9,236,000	$	47,526,000
Change in inventory[2]		1,000		(1,473,000)
Operational cost of gold produced[3]		9,237,000		46,053,000
divided by				
Gold produced (oz)		10,275		59,481
equals				
Cost per oz of gold produced	$	899	$	774
Paciência Plant Cash Operating Cost per oz produced		**Three Months Ended December 31, 2010**		**Year Ended December 31, 2010**
Production costs	$	8,239,000	$	40,349,000
Change in inventory[2]		430,000		(617,000)
Operational cost of gold produced[3]		8,669,000		39,732,000
divided by				
Gold produced (oz)		13,808		59,287
equals				
Cost per oz of gold produced	$	628	$	670
Caeté Cash Operating Cost per oz produced		**Three Months Ended December 31, 2010**		**Year Ended December 31, 2010**
Production costs	$	8,010,000	$	13,414,000
Change in inventory[2]		512,000		1,720,000
Operational cost of gold produced[3]		8,522,000		15,134,000
divided by				
Gold produced (oz)		10,599		19,099
equals				
Cost per oz of gold produced	$	804	$	792

[1]Production costs do not include cost of goods sold adjustment of approximately $4.0 million, royalties of $1.2 million and CFEM tax of $458,000 for the three months ended December 31, 2010; and cost of goods sold adjustment of approximately $11.0 million, royalties of $5.1 million and CFEM tax of $ 1.7 million for the year ended December 31, 2010. The cost of goods sold adjustment includes idle capacity costs of $3.4 million for the three months ended December 31, 2010 and $8.4 million for the year ended December 31, 2010.

[2]Under the Company's revenue recognition policy, revenue is recognized when legal title passes. Since total cash operating costs are calculated on a production basis, this change reflects the portion of gold production for which revenue has not been recognized in the period.

[3]The basis for calculating cost per ounce produced includes the change to gold in process inventory, whereas the cost per tonne processed does not.

DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROL OVER FINANCIAL REPORTING

Management of the Company is responsible for establishing and maintaining a system of disclosure control and procedures to provide reasonable assurance that all material information relating to the Company is gathered and reported to senior management on a timely basis so that appropriate decisions can be made regarding public disclosure.

Management is also responsible for establishing and maintaining adequate internal controls over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP.

As of December 31, 2010, the Company evaluated its disclosure controls and procedures and internal control over financial reporting. Based on that evaluation, the President and Chief Executive Officer and the Chief Financial Officer have concluded that the design and operation of these disclosure controls and procedures over financial reporting were effective. There have not been any significant changes in internal controls for 2010.

OUTSTANDING SHARE DATA

The Company's common shares are listed on the Toronto Stock Exchange and the New York Stock Exchange.

At March 21, 2011, the Company has 84,373,648 issued and outstanding common shares, as well as 3,777,500 stock options outstanding.

FORWARD-LOOKING STATEMENTS

Certain statements in this MD&A constitute "Forward-Looking Statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities legislation. These Forward-Looking Statements include, among others, statements concerning the Company's future objectives, measured and indicated resources and proven and probable reserves, their average grade, the commencement period of production, cash operating costs per ounce and completion dates of feasibility studies, gold production and sales targets, capital expenditure costs, future profitability and growth in reserves. Forward-Looking Statements can be identified by the use of words, such as "are expected", "is forecast", "is targeted", "approximately" or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might", or "will" be taken, occur or be achieved. Forward-Looking Statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, or performance to be materially different from any future results or performance expressed or implied by the Forward-Looking Statements.

These factors include the inherent risks involved in the exploration and development of mineral properties, the uncertainties involved in interpreting drilling results and other geological data, fluctuating gold prices and monetary exchange rates, the possibility of project cost delays and overruns or unanticipated costs and expenses, uncertainties relating to the availability and costs of financing needed in the future, uncertainties related to production rates, timing of production and the cash and total costs of production, changes in applicable laws including laws related to mining development, environmental protection, and the protection of the health and safety of mine workers, the availability of labor and equipment, the possibility of labor strikes and work stoppages and changes in general economic conditions. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in Forward-Looking Statements, there may be other factors that could cause actions, events or results to differ from those anticipated, estimated or intended.

These Forward-Looking Statements represent the Company's views as of the date of this MD&A. The Company anticipates that subsequent events and developments may cause the Company's views to change. The Company does not undertake to update any Forward-Looking Statements, either written or oral, that may be made from time to time by, or on behalf of the Company, subsequent to the date of this discussion, other than as required by law. For a discussion of important factors affecting the Company, including fluctuations in the price of gold and exchange rates, uncertainty in the calculation of mineral resources, competition, uncertainty concerning geological conditions and governmental regulations and assumptions underlying the Company's Forward-Looking Statements, see the "CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS" and "RISK FACTORS" as filed in the Company's Annual Information Form for the year ended December 31, 2010, filed on SEDAR and available at

www.sedar.com, and its filings, including the Company's Annual Report on Form 40-F for the year ended December 31, 2010, filed with the U.S. Securities and Exchange Commission, which are available on EDGAR at www.sec.gov. Further information about the Company is available on its corporate website www.jaguarmining.com

CAUTIONARY NOTE TO U.S. INVESTORS CONCERNING ESTIMATES OF INFERRED AND MEASURED AND INDICATED RESOURCES

This document includes the term "inferred resources" and "measured and indicated resources". The Company advises U.S. investors that while such terms are recognized and permitted under Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them. U.S. Investors are cautioned not to assume that any part of all of the mineral deposits in these categories will ever be converted into proven or probable reserves.

"Inferred resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or other economic studies. U.S. investors are cautioned not to assume that any part or all of an inferred resource exists or is economically or legally mineable.

GLOSSARY OF MINING TERMS

Carbon-in-leach
A gold recovery process in which a slurry of gold-bearing ore, carbon and cyanide are mixed together. The cyanide leaches the gold, which is then immediately adsorbed and in a separated operation (elution), separated from the carbon in stripping vessels.

Carbon-in-pulp
Similar to carbon-in-leach process, but initially the slurry is subjected to cyanide leaching on separate tanks followed by carbon-in-pulp. Carbon-in-leach is a simultaneous process.

Conversion factors
The mass, area and grade below are commonly used in the gold industry. Their conversion factors are also provided below:

To Convert Imperial Measurement Units	To SI Measurement Units	Multiply By
Acres	Hectares	0.404686
Feet	Metres	0.30480
Miles	Kilometres	1.609344
Ounces (troy)	Grams	31.1035
Pounds	Kilograms	0.454
Short tons	Tonnes	0.907185
Troy ounces per ton	Grams per tonne	34.2857

Cut-off grade
The minimum metal grade at which a tonne of rock can be processed on an economic basis.

Deposit
A mineralized body which has been physically delineated by sufficient drilling, trenching and/or underground work and found to contain a sufficient average grade of metal or metals to warrant further exploration and/or development expenditures; such a deposit does not qualify as a commercially mineable ore body or as containing mineral reserves until final legal, technical and economic factors have been resolved.

Development or mine development
Driving openings to access the mineral reserve in an underground mine.

Diamond or core drill
A type of rotary drill in which the cutting is done by abrasion rather than percussion. The cutting bit is set with diamonds and is attached to the end of long hollow rods through which water is pumped to the cutting face. The drill cuts a core of rock, which is recovered in long cylindrical sections, an inch or more in diameter.

Dilution
The effect of waste or low-grade ore being included unavoidably in the mined ore, lowering the recovered grade.

Doré
The precious metals product of the smelter, containing mainly gold and silver, which requires additional refining to high purity gold.

Drifting
Driving of tunnels through rock usually on a horizontal basis.

Feasibility study
A detailed report showing the feasibility of placing a prospective ore body or deposit of minerals within a mineral property into production. This report typically includes, inter alia, the specific portion or portions of the property that should be included in a development block, conclusions and recommendations regarding any adjustments that should be made to the boundaries of a development block, a description of the work to be performed in order to develop the mineral resources within the development block and to construct a mine or mines, mineral processing plant or plants and their (mine/plant) related facilities on the development block, the estimated capital and operating costs thereof, a proposed schedule for the timing of development and mine construction, and an assessment of the impact of the operation and the information obtained and evaluations made in respect thereof.

Grade
The concentrations of metal or valuable mineral in a body of rock, usually expressed as a percentage or in grams per tonne or ounces per tonne.

Heap leaching
A process whereby gold is extracted by "heaping" broken ore on sloping impermeable pads and repeatedly spraying the heaps with a weak cyanide solution which leaches the gold content. The gold-laden solution is collected for gold recovery.

Indicated mineral resource
An indicated mineral resource is that part of a mineral resource for which quantity, grade or quality, density, shape, and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

Inferred mineral resource
An inferred mineral resource is that part of a mineral resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

Measured mineral resource
A measured mineral resource is that part of a mineral resource for which quantity, grade or quality, density, shape and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

Mineralization
Mineral-bearing rock; the minerals may have been either part of the original rock unit or injected at a later time.

Mineral reserve
A mineral reserve is the economically mineable part of a measured or indicated mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A mineral reserve including diluting materials and allowances for losses that may occur when the material is mined.

Mineral resource
A mineral resource is a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the earth's crust in such form or quantity and of such a grade or quality that has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge.

NI 43-101
Canadian National Instrument 43-101, Standards of Disclosure for Mineral Projects of the Canadian Securities Regulators.

Ore
Rock mass, generally containing metallic and non-metallic minerals that can be mined and processed at a profit.

Ounce (troy)
All ounces referred herein are troy ounces. Despite the world's gradual conversion to the metric system, the troy ounce remains a fixture of the gold industry and the most important basis for expressing quotations of most gold markets. One troy ounce equals approximately 31.1 grams in mass. There are 32.15 troy ounces in a kilogram.

Probable mineral reserve
A probable mineral reserve is the economically mineable part of an indicated, and in some circumstances a measured mineral resource, demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

Proven mineral reserve
A proven mineral reserve is the economically mineable part of a measured mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.

Qualified Person or QP
An individual who, in accordance with NI 43-101: (a) is an engineer or geoscientist with at least five years of experience in mineral exploration, mine development or operation mineral project assessment, or any combination of these; (b) has experience relevant to the subject matter of the mineral project and the technical report; and (c) is a member in good standing of a recognized professional association.

Ramp
An inclined underground tunnel that provides access to a mineralized body for exploration, ventilation and/or mining purposes in underground exploratory works or mine.

Reclamation
The process by which lands disturbed as a result of mining activity are reclaimed back to a beneficial land use. Reclamation activity includes the removal of buildings, equipment, machinery and other physical remnants of mining, closure of tailings impoundments, leach pads and other mine features, and contouring, covering and revegetation of waste rock piles and other disturbed areas.

Recoverable Reserves
Recoverable reserves represent the quantity of gold that can be recovered (i.e. mined) from existing gold resources.

Plant Recovery Rate (Metallurgical Recovery)
The percentage of valuable metal in the mill feed ore that is recovered by metallurgical treatment process.

Refractory Ore
Mineralization in which much of the gold is encapsulated in sulfides and/or other minerals and is not readily amenable to dissolution (leaching) by cyanide solutions (unlike oxidized ore), even with fine grinding.

Reserves and Resources
The Company's classification of mineral reserves and resources and the subcategories of each conforms with definitions adopted by the Canadian Institute of Mining, Metallurgy and Petroleum Council on August 20, 2000, which are in accordance with Canadian Securities Administrators' National Instrument 43-101 dated November 17, 2000.

Stockpile
Broken ore heaped on surface or prepared areas underground, pending treatment or shipment.

Stope
Working place in an underground mine where ore is extracted.

Tailings
The material that remains after all economically recoverable metals or minerals of economic interest has been removed from the ore through milling and processing.

Ton
A ton or short ton is a British imperial measure of weight equivalent to 2,000 pounds.

Tonne
A tonne or metric tonne is about 10% greater in weight than a short ton and equivalent in weight to 1,000 kilograms or 2,205 pounds.

Waste
Barren rock in a mine, or mineralized material that is too low in grade to be mined and milled at a profit.


JAGUAR
MINING INC.

CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2010 AND 2009

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING

The accompanying consolidated financial statements of Jaguar Mining Inc. and all the information contained in this annual report are the responsibility of management and have been approved by the Board of Directors. These financial statements and all other information have been prepared by management in accordance with accounting principles generally accepted in Canada. Some amounts included in the financial statements are based on management's best estimates and have been derived with careful judgment. In fulfilling its responsibilities, management has developed and maintains a system of internal controls. These controls ensure that transactions are authorized, assets are safeguarded from loss or unauthorized use, and financial records are reliable for the purpose of preparing financial statements. The Board of Directors carries out its responsibilities for the financial statements through the Audit Committee. The Audit Committee periodically reviews and discusses financial reporting matters with the Company's auditors, KPMG LLP, as well as with management. These financial statements have been audited by KPMG LLP, Chartered Accountants, on behalf of the shareholders.



Daniel R. Titcomb
President and CEO



James M. Roller
Chief Financial Officer

March 21, 2011

INDEPENDENT AUDITORS' REPORT

To the Shareholders of Jaguar Mining Inc.

We have audited the accompanying consolidated financial statements of Jaguar Mining Inc. which comprise the consolidated balance sheets as at December 31, 2010 and 2009, the consolidated statements of operations and comprehensive loss, cash flows and shareholders' equity for each of the years in the three year period ended December 31, 2010 and notes, comprising a summary of significant accounting policies and other explanatory information.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with Canadian generally accepted accounting principles, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of Jaguar Mining Inc. as at December 31, 2010 and 2009 and its consolidated results of operations and its consolidated cash flows for each of the years in the three-year period ended December 31, 2010 in accordance with Canadian generally accepted accounting principles.

KPMG LLP

Chartered Accountants, Licensed Public Accountants
Toronto, Canada
March 21, 2011

CONSOLIDATED BALANCE SHEET

(Expressed in thousands of U.S. dollars)

		December 31, 2010	December 31, 2009
Assets			
Current assets:			
Cash and cash equivalents	Note 17	$ 39,223	$ 121,256
Inventory	Note 3	31,495	36,986
Prepaid expenses and sundry assets	Note 4	24,523	19,050
Unrealized foreign exchange gains	Note 5(a)(ii)	168	1,280
		95,409	178,572
Prepaid expenses and sundry assets	Note 4	48,582	35,837
Net smelter royalty	Note 6	1,006	1,006
Restricted cash	Note 7	908	108
Property, plant and equipment	Note 8	343,363	205,329
Mineral exploration projects	Note 9	90,008	129,743
		$ 579,276	**$ 550,595**
Liabilities and Shareholders' Equity			
Current liabilities:			
Accounts payable and accrued liabilities		$27,853	$ 22,892
Notes payable	Note 10	26,130	5,366
Income taxes payable		16,677	15,641
Asset retirement obligations	Note 11	2,167	510
Deferred compensation liability	Note 14	2,436	-
Other liabilities		704	-
		75,967	44,409
Notes payable	Note 10	141,766	126,784
Future income taxes	Note 12	12,558	11,821
Asset retirement obligations	Note 11	19,462	12,331
Deferred compensation liability	Note 14	3,816	8,616
Other liabilities		497	738
Total liabilities		254,066	204,699
Shareholders' equity			
Common shares	Note 13(a)	369,747	365,667
Stock options	Note 13(c)	13,054	14,762
Contributed surplus		42,762	42,028
Deficit		(100,353)	(76,561)
		325,210	345,896
Commitments	Notes 5,8,9,19		
Subsequent events	Note 20		
		$ 579,276	**$ 550,595**

On behalf of the Board:

Gary E. German Director

Daniel R. Titcomb Director

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(Expressed in thousands of U.S. dollars, except per share amounts)

		Year Ended December 31, 2010	Year Ended December 31, 2009	Year Ended December 31, 2008
Gold sales		$ 170,788	$ 140,734	$ 93,657
Production costs		(119,124)	(74,287)	(53,610)
Stock-based compensation	Notes 13(c),14	(482)	(600)	(24)
Depletion and amortization		(38,762)	(23,264)	(12,669)
Gross profit		12,420	42,583	27,354
Operating expenses:				
Exploration		3,553	3,079	3,536
Stock-based compensation	Notes 13(c),14	(2,053)	10,644	1,238
Administration		20,600	16,411	12,571
Management fees	Note 16(a)	1,131	1,604	854
Amortization		560	452	264
Accretion expense	Note 11	1,697	786	490
Other		5,051	2,440	379
Total operating expenses		30,539	35,416	19,332
Income (loss) before the following		(18,119)	7,167	8,022
Loss on forward derivatives	Note 5(a)(i)	686	-	318
Loss (gain) on forward foreign exchange derivatives	Note 5(a)(ii)	(1,391)	(2,642)	2,623
Foreign exchange gain		(1,697)	(17,307)	(2,477)
Interest expense	Note 10	16,638	28,847	11,584
Interest income		(3,870)	(4,203)	(3,850)
Gain on disposition of property	Notes 9(a),10(b)	(6,794)	(2,043)	(452)
Write down on Sabará property	Note 8	313	3,522	-
Other non-operating expenses		-	145	-
Total other expenses		3,885	6,319	7,746
Income (loss) before income taxes		(22,004)	848	276
Income taxes	Note 12			
Current income taxes		1,616	4,979	6,172
Future income taxes (recovered)		172	3,861	(1,640)
Total income taxes		1,788	8,840	4,532
Net loss and comprehensive loss for the year		(23,792)	(7,992)	(4,256)
Basic and diluted net loss per share	Note 15	$(0.28)	$(0.10)	$(0.07)
Weighted average number of common shares outstanding	Note 15	84,152,914	76,410,916	62,908,676

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in thousands of U.S. dollars)

		Year Ended December 31, 2010	Year Ended December 31, 2009	Year Ended December 31, 2008
Cash provided by (used in):				
Operating activities:				
Net loss and comprehensive loss for the year		$ (23,792)	$ (7,992)	$ (4,256)
Items not involving cash:				
Unrealized foreign exchange gain		(151)	(3,227)	(3,471)
Stock-based compensation		(1,571)	7,962	1,262
Non-cash interest expense		8,098	15,320	1,982
Accretion of interest revenue		(188)	-	-
Accretion expense		1,697	786	490
Future income taxes (recovered)		172	3,861	(1,640)
Depletion and amortization		39,322	23,716	12,933
Write down on Sabará property	Note 8	313	3,522	-
Amortization of net smelter royalty		-	-	219
Unrealized loss (gain) on foreign exchange contracts		1,111	(3,701)	4,102
Gain on disposition of property		(4,625)	-	-
Reclamation expenditure		(1,662)	(328)	-
Change in non-cash operating working capital				
Inventory		8,064	(11,106)	(4,361)
Prepaid expenses and sundry assets		(12,607)	(13,612)	(14,200)
Accounts payable and accrued liabilities		4,960	9,707	423
Income taxes payable		1,036	7,015	5,107
Deferred compensation liabilities		(546)	-	-
		19,631	31,923	(1,410)
Financing activities:				
"Issuance of common shares, special warrants and warrants, net"		2,895	114,294	105,803
Shares purchased for cancellation		-	-	(6,381)
Settlement of forward derivatives		-	-	(14,500)
Decrease (increase) in restricted cash		(800)	2,998	(4)
Repayment of debt		(4,158)	(84,614)	(18,654)
Increase in debt		31,099	118,204	3,848
Other long term liabilities		463	738	-
		29,499	151,620	70,112
Investing activities				
Mineral exploration projects		(29,275)	(25,200)	(37,087)
Purchase of property, plant and equipment		(102,089)	(60,300)	(52,210)
Proceeds from disposition of property		1,250	-	-
		(130,114)	(85,500)	(89,297)
Effect of foreign exchange on non-U.S. dollar cash and cash equivalents		(1,049)	2,653	(4,556)
Increase (decrease) in cash and cash equivalents		(82,033)	100,696	(25,151)
Cash and cash equivalents, beginning of year		121,256	20,560	45,711
Cash and cash equivalents, end of year		$ 39,223	$ 121,256	$ 20,560

Supplemental cash flow information — Note 17

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

(Expressed in thousands of U.S. dollars)

		Common Shares		Warrants		Stock Options		Contributed Surplus	Deficit	Total
		#	$	#	$	#	$	$	$	$
Balance, December 31, 2007		55,734,400	141,316	144,081	245	7,805,658	19,218	1,153	(60,413)	101,519
Public offering	Note 13(a)(ii)	8,250,000	103,891	-	-	-	-	-	-	103,891
Shares acquired under normal course issuer bid and cancelled	Note 13(a)(iii)	(647,300)	(2,481)	-	-	-	-	-	(3,900)	(6,381)
Exercise of compensation warrants		144,081	998	(144,081)	(245)	-	-	-	-	753
Options granted	Note 13(c)	-	-	-	-	130,000	-	-	-	-
Stock based compensation		-	-	-	-	-	916	-	-	916
Exercise of stock options	Note 13(c)	501,100	1,343	-	-	(699,645)	(1,020)	-	-	323
Vested options expired upon termination	Note 13(c)	-	-	-	-	(10,000)	(14)	14	-	-
Unvested options expired upon termination	Note 13(c)	-	-	-	-	(165,000)	(41)	-	-	(41)
Net loss		-	-	-	-	-	-	-	(4,256)	(4,256)
Balance, December 31, 2008		63,982,281	245,067	-	-	7,061,013	19,059	1,167	(68,569)	196,724
Balance, December 31, 2008		63,982,281	245,067	-	-	7,061,013	19,059	1,167	(68,569)	196,724
Acquisition of Gurupi Property	Note 9(d)	3,377,354	42,454	-	-	-	-	-	-	42,454
Public offering	Note 13(a)(i)	13,915,000	63,238	-	-	-	-	-	-	63,238
Exercise of stock options	Note 13(c)	2,440,013	14,908	-	-	(2,440,013)	(4,714)	-	-	10,194
Unvested options expired upon termination	Note 13(c)	-	-	-	-	(24,500)	(47)	-	-	(47)
Stock based compensation		-	-	-	-	-	464	-	-	464
Equity component of convertible	Note 10(d)	-	-	-	-	-	-	40,861	-	40,861
Net loss		-	-	-	-	-	-	-	(7,992)	(7,992)
Balance, December 31, 2009		83,714,648	365,667	-	-	4,596,500	14,762	42,028	(76,561)	345,896
Balance, December 31, 2009		83,714,648	365,667	-	-	4,596,500	14,762	42,028	(76,561)	345,896
Exercise of stock options	Note 13(c)	659,000	4,080	-	-	(659,000)	(1,185)	-	-	2,895
Vested options expired upon termination	Note 13(c)	-	-	-	-	(160,000)	(734)	734	-	-
Stock based compensation		-	-	-	-	-	211	-	-	211
Net loss		-	-	-	-	-	-	-	(23,792)	(23,792)
Balance, December 31, 2010		84,373,648	369,747	-	-	3,777,500	13,054	42,762	(100,353)	325,210

The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(tabular dollar amounts in thousands of U.S. dollars, except per share amounts)

Years ended December 31, 2010 and 2009

1 NATURE OF BUSINESS:

The activities of Jaguar Mining Inc. (the "Company") are directed towards developing and operating mineral projects in Brazil.

2. SIGNIFICANT ACCOUNTING POLICIES:

The consolidated financial statements of the Company have been prepared in accordance with Canadian generally accepted principles (CDN GAAP) using the following significant accounting policies and are expressed in United States dollars.

(a) Existing Accounting Policies:

(i) Consolidation:

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries; Mineração Serras do Oeste Ltda. ("MSOL"), Mineração Turmalina Ltda. ("MTL") and Mineração Chega Tudo Ltda. ("MCT"). All significant intercompany accounts and transactions have been eliminated on consolidation.

(ii) Cash and cash equivalents:

The Company considers deposits in banks, certificates of deposit and short-term investments with maturities of three months or less at the time of acquisition to be cash and cash equivalents. Cash held on deposit as security is classified as restricted cash (Note 7).

(iii) Short-term Investments:

Short–term investments include short-term money market instruments with terms to maturity at the date of the acquisition of between three and twelve months. Short-term investments are classified as held-for-trading and recorded at fair value.

(iv) Inventory:

Gold in process and ore in stockpiles are stated at the lower of the average total production cost or net realizable value. Production costs include direct labour, benefits, direct material and other direct product costs including depletion and amortization. Net realizable value represents estimated selling price in the ordinary course of business less any further costs expected to be incurred to completion.

Raw materials and mine operating supplies are stated at the lower of cost, on a first-in first-out basis, or net realizable value.

The nature of the leaching process inherently limits the ability to precisely monitor inventory levels. As a result, the metallurgical balancing process is monitored and the engineering estimates are refined based on actual results over time. The ultimate recovery of gold from a leach pad will not be known until the leaching process is concluded.

(v) Net smelter royalty:

The Company records its net smelter royalty at cost. Amortization of the net smelter royalty is calculated on a unit of production basis. Royalty revenue is recognized when the Company has reasonable assurance with respect to measurement and collectability.

(vi) Property, plant and equipment:

The Company's property, plant and equipment are recorded at cost and are amortized over the useful life of the asset as follows:

Processing plants	- over the life of the plant, straight line
Vehicles	- 5 years, straight line
Equipment	- 5 -10 years, straight line
Leasehold improvements	- over term of lease, straight line
Mining properties	- unit of production method[1]

[1]Depletion of mining properties and amortization of preproduction and development costs are calculated and recorded on the unit-of-production basis over the mine's estimated and economically proven and probable reserves of the mine and the portion of mineralization expected to be classified as reserves.

(vii) Impairment:

The carrying value of all categories of property, plant and equipment and net smelter royalty are reviewed for impairment whenever events or circumstances indicate the recoverable value may be less than the carrying amount. The net recoverable amount is based on estimates of undiscounted future net cash flows expected to be recovered from specific assets or groups of assets through their use or future disposition. Estimated future net cash flows are calculated using estimates of future recoverable reserves and resources, future commodity prices and expected future operating and capital costs. An impairment loss is recognized when the carrying value of an asset held for use exceeds the sum of the estimated undiscounted future net cash flows from its use. An impairment loss is measured as the amount by which the asset's carrying amount exceeds its fair value. Assumptions, such as gold price, discount rate, and expenditures, underlying the fair value estimates are subject to risks and uncertainties. Impairment charges are recorded in the reporting period in which determination of impairment is made by management.

(viii) Mineral exploration projects:

The Company classifies exploration costs as green field or brown field according to the expected recoverability of the projects. Green field costs are exploration costs from the first evaluation of the target area through to the completion of a scoping study. All costs related to green field are expensed and included in exploration costs in the Consolidated Statements of Operations.

Exploration costs, subsequent to confirmation of an area's potential, are classified as brown field. The Company considers its brown field exploration costs to have the characteristics of property, plant and equipment. As such, the Company defers all brown field exploration costs, including acquisition costs, field exploration and field supervisory costs relating to specific properties until those properties are brought into production, at which time, they will be amortized on a unit of production basis based on their estimated economic life or until the properties are abandoned, sold, or considered to be impaired in value, at which time an appropriate charge will be made. After a mine property has been brought into commercial production the related costs will be transferred to property, plant and equipment.

The recoverability of the amounts shown for mining interests is dependent on the existence of economically recoverable reserves, the ability to obtain financing to complete the development of such reserves and meet obligations under various agreements, and the success of future operations or dispositions.

(ix) Income taxes:

The Company accounts for income taxes under the asset and liability method. Under this method of tax allocation, future income tax assets and liabilities are determined based on differences between the financial statement carrying values and their respective income tax bases (temporary differences). Future income tax assets and liabilities are measured using the rates expected to be in effect when the temporary differences are likely to reverse. The effect on future income tax assets and liabilities of a change in tax rates is included in income in the period in which the change is substantively enacted. The amount of future income tax assets recognized is limited to the amount that is more likely than not to be realized.

(x) Reclamation costs:

The Company recognizes the liability arising from legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and/or normal operation of a long-lived asset. The fair value of a liability for an asset retirement obligation is recorded in the period in which it is incurred. When the liability is initially recorded, the cost is capitalized by increasing the carrying amount of the related long-lived asset. The Company amortizes the amount added to the asset using the depreciation method established for the related asset. The amortization expense is included in the statement of operations and accounted for in accumulated amortization. An accretion expense in relation with the discounted liability over the remaining life of the mining properties is accounted for in the statement of operations and added to the asset retirement obligation. The liability is adjusted at the end of each period to reflect the passage of time and changes in the estimated future cash flows underlying the obligation. Upon settlement of the liability, a gain or loss is recorded.

(xi) Foreign currency translation:

The U.S. dollar is considered to be the functional currency of the Company and of its subsidiaries. Monetary assets and liabilities of the Company's Brazilian operations are translated into U.S. dollars at the rate of exchange in effect at the balance sheet date, and non-monetary assets and liabilities are translated at the historical rate of exchange. Transactions in foreign currencies are translated at the actual rates of exchange. Foreign currency gains and losses are recognized in income.

(xii) Revenue recognition:

The Company produces gold doré which is further refined by a third party and sold to international banks and other financial institutions. Revenue is recognized when title is transferred, delivery is completed, and when the Company has reasonable assurance with respect to measurement and collectability.

(xiii) Stock-based compensation:

The Company has stock-based compensation plans, which are described in Notes 13(c) and 14. The Company accounts for all equity-settled stock-based payments using a fair value based method incorporating the Black-Scholes model.

Under the fair value based method, compensation cost attributable to options granted is measured at fair value at the grant date and amortized on a straight line basis over the vesting period. No compensation cost is recognized for options that employees forfeit if they fail to satisfy the service requirement for vesting.

The Company treats awards that call for settlement in cash, including share appreciation rights and performance awards, as liabilities. The value of these liabilities is re-measured at each reporting period based on the changes in the intrinsic values of the awards. Any gains or losses on re-measurement are recorded in the statement of operations. For any forfeiture of the awards, the accrued compensation cost will be adjusted by decreasing compensation cost in the period of the forfeiture.

(xiv) Net loss per share:

Basic net loss per share is computed by dividing the loss available to common shareholders by the weighted average number of common shares outstanding during the period. The dilutive effect of outstanding options and warrants and their equivalents are reflected in diluted net loss per share by the application of the treasury method. The computation of diluted net loss per share assumes conversion, exercise or contingent issuance of securities only when such conversion, exercise or issuance would have a dilutive effect on net loss per share.

(xv) Use of estimates:

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, particularly valuation of mineral properties, recoverable taxes, future tax assets and liabilities, asset retirement obligations and measurement of inventories and disclosure of contingent assets and liabilities, at the date of the financial statements and the reported amounts of revenue and expenses during the periods. Actual results could differ from those estimates.

(xvi) Stripping costs:

Costs associated with the removal of overburden and other mine waste materials that are incurred in the production phase of mining operations are included in the cost of the inventory produced in the period in which they are incurred, except when the charges represent a betterment to the mineral property. Charges represent a betterment to the mineral property when the stripping activity provides access to reserves that will be produced in future periods that would not have been accessible without the stripping activity. The Company capitalizes costs related to a betterment of the mineral property. The charges are amortized over the reserve accessed by the stripping activity using the unit of production method.

(xvii) Financial instruments - recognition and measurement

The Company classifies all financial instruments as either held to maturity, held-for-trading, loans and receivables, available for sale or other financial liabilities.

- Held-to-maturity financial assets are initially recognized at their fair values and subsequently measured at amortized cost using the effective interest method. Impairment losses are charged to net earnings in the period in which they arise.
- Held-for-trading financial instruments are carried at fair value with changes in fair value charged or credited to net earnings in the period in which they arise.
- Loans and receivables are initially recognized at their fair values, with any resulting premium or discount from the face value being amortized to income or expense using the effective interest method. Impairment losses are charged to net earnings in the period in which they arise.
- Available-for-sale financial instruments are carried at fair value with changes in the fair value charged or credited to other comprehensive income. Impairment losses relating to an other than temporary impairment are charged to net earnings in the period in which they arise.
- Other financial liabilities are initially measured at cost, net of transaction costs, or at amortized cost depending upon the nature of the instrument with any resulting premium or discount from the face value being amortized to income or expense using the effective interest method.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(tabular dollar amounts in thousands of U.S. dollars, except per share amounts)

Years ended December 31, 2010 and 2009

- The following is a summary of the financial instruments outstanding and classifications as at December 31, 2010:

Cash and cash equivalents	Held-for-trading
Restricted cash	Held-for-trading
Accounts receivable	Loans and receivables
Forward foreign exchange derivative contracts	Held-for-trading
Accounts payable and accrued liabilities	Other liabilities
Notes payable	Other liabilities
Deferred compensation liabilities	Other liabilities

The Company has used certain derivative financial instruments, principally forward sales contracts, to manage commodity price exposure on gold sales and forward foreign exchange contracts, to manage the Company's exposure to changes in foreign exchange rates. Derivative financial instruments are used for risk management purposes and not for generating trading profits. Derivative financial instruments are not accounted for as hedges. Unrealized gains and losses on the derivative financial instruments are recognized in the statement of operations. Unrealized gains and losses on forward sales contracts are a result of the difference between the forward spot price of the gold and the forward sales contract price. Unrealized gains and losses on forward foreign exchange contracts are a result of the difference between the forward currency contract price and the spot price of the Brazilian reais (R$).

(b) Accounting Standards Issued But Not Yet Implemented:

(i) Business combinations:

In January 2009, the CICA issued Section 1582, "Business Combinations," effective for fiscal years beginning on or after January 1, 2011. Earlier adoption of Section 1582 is permitted. This pronouncement further aligns Canadian GAAP with US GAAP and IFRS and changes the accounting for business combinations in a number of areas. It establishes principles and requirements governing how an acquiring company recognizes and measures in its financial statements identifiable assets acquired, liabilities assumed, any non-controlling interest in the acquiree, and goodwill acquired. The section also establishes disclosure requirements that will enable users of the acquiring company's financial statements to evaluate the nature and financial effects of its business combinations.

(ii) Consolidated financial statements and non-controlling interests:

In January 2009, the CICA issued Section 1601, "Consolidated Financial Statements," and Section 1602, "Non-Controlling Interests," effective for fiscal years beginning on or after January 1, 2011. Earlier adoption of these recommendations is permitted. These pronouncements further align Canadian GAAP with US GAAP and IFRS. Sections 1601 and 1602 change the accounting and reporting for ownership interests in subsidiaries held by parties other than the parent. Non-controlling interests are to be presented in the consolidated statement of financial position within equity but separate from the parent's equity. The amount of consolidated net income attributable to the parent and to the non-controlling interest is to be clearly identified and presented on the face of the consolidated statement of income. In addition, these pronouncements establish standards for a change in a parent's ownership interest in a subsidiary and the valuation of retained non-controlling equity investments when a subsidiary is deconsolidated. They also establish reporting requirements for providing sufficient disclosures that clearly identify and distinguish between the interests of the parent and the interests of the non-controlling owners.

(iii) Financial instruments – recognition and measurement:

On July 1, 2009, the CICA amended Section 3855 with regard to determining when a prepayment option in a host debt instrument is closely related to the host instrument and the amendment is effective for fiscal years beginning on or after January 1, 2011. The amendment states that if the exercise price of a prepayment option compensates the lender for an amount equivalent to the present value of the lost interest for the remaining term of the host instrument, the feature is considered closely related to the host contract in which it is embedded.

(iv) International Financial Reporting Standards ("IFRS")

In January 2006, the CICA's Accounting Standards Board ("AcSB") formally adopted the strategy of replacing Canadian GAAP with IFRS for Canadian enterprises with public accountability. On February 13, 2008 the AcSB confirmed that the use of IFRS will be required in 2011 for publicly accountable profit oriented enterprises. Commencing with the interim period ended March 31, 2011 the Company will present restated comparative fiscal 2010 financial statements for annual and interim periods to be prepared in accordance with IFRS including the restatement of the opening balance sheet as at January 1, 2010.

3. INVENTORY:

Inventory is comprised of the following:

	2010	2009
Raw materials	$ 3,267	$ 2,341
Mine operating supplies	8,565	7,718
Ore stockpiles	1,653	8,514
Gold in process	18,010	18,413
	$ 31,495	$ 36,986
Depletion and amortization costs included in inventory		
Ore stockpiles	$ 443	$ 2,512
Gold in process	4,726	4,303
	$ 5,169	$ 6,815
Stock - based compensation costs included in inventory		
Ore stockpiles	$ 1	$ 108
Gold in process	54	227
	$ 55	$ 335

The 2009 inventory is net of a write down of inventory to net realizable value in the amount of $696,000 which is included in the write down on the Sabará property (Note 8(b)).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(tabular dollar amounts in thousands of U.S. dollars, except per share amounts)

Years ended December 31, 2010 and 2009

4. PREPAID EXPENSES AND SUNDRY ASSETS:

		2010		2009
Advances to suppliers	$	1,098	$	591
Recoverable taxes (a)		65,583		51,171
Sundry receivables from related parties (b)		352		418
Other (c)		6,072		2,707
		73,105		54,887
Less:				
Long term recoverable taxes (a)		48,344		35,401
Sundry receivables from related parties (b)		227		217
Other		11		219
		48,582		35,837
Current portion of prepaid expenses and sundry assets	$	24,523	$	19,050

(a) The Company is required to pay certain taxes in Brazil, based on consumption. These taxes are recoverable from the Brazilian tax authorities through various methods. At December 31, 2010 total recoverable taxes denominated in Brazilian reais (R$) amounted to R$109.3 million ($65.6 million) (December 31, 2009 – R$89.1 million ($51.2 million)).

(b) Sundry receivables are due from Prometálica Centro Oeste Mineração Ltda ("PCO") and Brazilian Resources Inc. ("BZI") related parties (Note 16(c)). BZI is a founding shareholder of the Company and PCO is controlled by IMS Empreendimentos Ltda ("IMS"), a founding shareholder of the Company.

(c) CVRD acquired iron mineral rights from the Company valued at $5 million during 2009. As of December 31, 2010 current prepaid expenses and sundry assets includes $3.6 million receivable from Vale (December 31, 2009 - $nil). (Note 10(b))

5. RISK MANAGEMENT POLICIES:

(a) Derivative Financial Instruments:

(i) Forward sales and derivative contracts:

During July 2010, the Company entered into a limited gold collar program, which is a financial contract to mitigate gold price risk. The Company purchased gold puts for 59,600 ounces with a strike price range of $1,050 to $1,117 per ounce and sold gold calls for 60,000 ounces with a strike price range of $1,300 to $1,475 per ounce. The put contracts expired out of the money with no resulting gain or loss to the Company. During the twelve months ended December 31, 2010, 37,500 ounces of the gold call contracts with a strike price of $1,300 were settled with the combined delivery of the Company's inventory and the purchase of 6,129 ounces of gold at a net cost to the Company of $686,000. The remaining gold call contracts expired out of the money with no resulting gain or loss to the Company. At December 31, 2010 no put and call gold option contracts were outstanding.

During 2008, the Company paid RMB International (Dublin) Limited ("RMB") $22.1 million to close the then outstanding forward sales contracts. During 2008, the Company closed outstanding forward purchase contracts realizing a gain of $7.4 million, effectively reducing the net loss on the forward contracts to $14.7 million, of which $14.5 million was recorded as of December 31, 2007.

Included in the statement of operations for the twelve months ended December 31, 2010 is a loss on forward sales derivative contracts of $686,000 (2009 - $nil, 2008 - $318,000).

(ii) Forward foreign exchange contracts:

As at December 31, 2010, the Company has forward foreign exchange contracts to purchase Brazilian reais as follows:

Settlement Date	Amount in thousands of US$	Settlement amount in thousands of R$
28-Jan-11	$ 1,000	R$ 1,746
25-Feb-11	1,000	1,735
25-Feb-11	1,000	1,769
30-Mar-11	1,000	1,745
30-Mar-11	1,000	1,780
	$ 5,000	R$ 8,775

As at December 31, 2010 $800,000 of cash was held on deposit as collateral for a facility for forward foreign exchange transactions (Note 7).

At December 31, 2010, current assets include $168,000 of unrealized foreign exchange gains relating to the forward foreign exchange contracts (December 31, 2009 - $1.3 million). Included in the statement of operations are the following amounts of unrealized and realized gains or losses on foreign exchange derivatives:

	2010	2009	2008
Unrealized loss (gain)	$1,111	$(3,701)	$4,099
Realized loss (gain)	(2,502)	1,059	(1,476)
	$(1,391)	$(2,642)	$2,623

(b) Financial Instruments:

(i) Credit risk:

Credit risk is the risk that a third party might fail to discharge its obligations under the terms of a financial instrument which comprise of cash held with banks, derivative financial instruments (foreign exchange forward contracts with positive fair values) and credit exposure to customers. The credit risk is limited to the carrying amount on the balance sheet. The Company's cash and cash equivalents are held through large financial institutions in Brazil, Canada and the US. The Company manages its credit risk by entering into transactions with high credit quality counterparties, limiting the amount of exposure to each counterparty where possible and monitoring the financial condition of the counterparties.

The Company is exposed to credit-related losses in the event of non-performance by counterparties to derivative financial instruments, but does not expect any counterparties to fail to meet their obligations. The Company deals with only highly rated counterparties, normally major financial institutions. The Company is exposed to credit risk when there is a positive fair value of derivative financial instruments at a reporting date.

The Company's exposure for the sale of gold is limited because a sales receipt from a financial institution must be received prior to shipment of the gold.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(tabular dollar amounts in thousands of U.S. dollars, except per share amounts)

Years ended December 31, 2010 and 2009

(ii) Liquidity risk:

Liquidity risk is the risk the Company will not be able to meet the obligations associated with its financial liabilities. The Company manages liquidity risk through the management of its capital structure as outlined in Note 18. The Company has $19.4 million of working capital at December 31, 2010. Accounts payable and accrued liabilities, current portion of notes payable, current taxes payable, and the current portions of deferred compensation and other liabilities are due within the current operating period. The Company's financial liabilities and other commitments are listed in Note 19. Subsequent to December 31, 2010 the Company completed the issuance of $103.5 million (net proceeds of $99.3 million) of 5.5% senior unsecured convertible notes (Note 20).

(iii) Currency risk:

The Company is exposed to the financial risk related to the fluctuation of foreign exchange rates. The Company operates in Brazil, Canada and the United States. Financial instruments that impact the Company's net earnings due to currency fluctuations include: Brazilian reais and Canadian dollar denominated cash and cash equivalents, accounts receivable, recoverable taxes, accounts payable and accrued liabilities, notes payable and taxes payable.

The table below summarizes a sensitivity analysis for significant unsettled currency risk exposure with respect to the Company's financial instruments as at December 31, 2010 with all other variables held constant. It shows how net income would have been affected by changes in the relevant risk variable that were reasonably possible at that date.

Exchange Rates	**Change for Sensitivity Analysis**	**Impact of Change to 2010 Foreign Exchange Gain or Loss**
U.S. dollar per Brazilian reais	10% change in Brazilian reais	$ 5,420
U.S. dollar per Canadian dollar	10% change in Canadian dollar	$ 208

(iv) Interest rate risk:

The Company is exposed to interest rate risk on its outstanding variable rate borrowings. Interest on the Company's short-term and long-term debt is based on both fixed and variable interest rates. The Company managed its risk by entering into long-term agreements with fixed interest rates on 99% of its debt with interest rates ranging from 0% to 6.35% per annum.

(v) Commodity price risk:

The Company is exposed to price risk with respect to gold prices that are affected by various forces including global supply and demand, interest rates, exchange rates, inflation or deflation and the political and economic conditions of oil and major gold-producing countries. The Company has no forward gold production hedged.

There is no price risk relating to gold prices at December 31, 2010 as there was no doré in inventory on that date (Note 3).

(vi) Stock - based compensation risk:

The Company is exposed to the risk of increased compensation expense due to the increase in the Company's share price.

The Company's compensation expense is subject to volatility due to the movement of share price and its impact on the value of certain stock-based compensation programs. These programs, as described in Note 14 include Deferred Stock Units ("DSUs"), Restricted Stock Units ("RSUs") and Share Appreciation Rights ("SARs"). Under the program, the DSUs and RSUs represent rights to receive cash settlement from the Company equivalent to the market price of the common shares on the date of exercise. The SARs represent rights to receive cash settlement from the Company equivalent to the amount by which the market price of the Company's common shares at the time of exercise exceeds the market price of such shares at the time of grant. For the year ended December 31, 2010 a strengthening or weakening of $1.00 in the price of the Company's common shares would have had an unfavourable or favourable impact of approximately $1.6 million in income before income taxes, respectively.

(vii) Fair value estimation:

CICA Handbook Section 3862 Financial Instruments – Disclosures prescribes the following three-level fair value hierarchy for disclosure purposes based on the transparency of the inputs used to measure the fair values of the assets and liabilities:

- Level 1 – quoted prices (unadjusted) of identical instruments in active markets that the reporting entity has the ability to access at the measurement date.
- Level 2 – inputs are quoted prices of similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; inputs other than quoted prices used in a valuation model that are observable for that instrument; and inputs that are derived principally from or corroborated by observable market data by correlation or other means.
- Level 3 – one or more significant inputs used in a valuation technique are unobservable for the instruments.

Determination of fair value and the resulting hierarchy requires the use of observable market data whenever available. The classification of a financial instrument in the hierarchy is based upon the lowest level of input that is significant to the measurement of fair value.

The fair values of the Company's financial assets and financial liabilities that are measured at fair value on a recurring basis as at December 31, 2010 are as follows:

Financial Assets	**Quoted Prices in Active Market Market Identical Asset (Level 1)**	**Significant Observable Inputs (Level 2)**	**Significant Unobservable Inputs (Level 3)**
Cash and cash equivalents			
Cash	$ 26,961	$ -	$ -
Cash equivalents	12,262	-	-
	39,223	-	-
Restricted Cash	908		
Forward contracts	-	168	

The carrying value and fair value of the Company's financial assets and liabilities are as follows:

	2010		2009	
	Carrying Value	Fair Value	Carrying Value	Fair Value
Cash and cash equivalents[1]	$ 39,223	$ 39,223	$ 121,256	$ 121,256
Restricted cash[1]	908	908	108	108
Forward contracts assets[2]	168	168	1,280	1,280
Notes payable[3]	(167,896)	(151,430)	(132,150)	(147,734)
Accounts payable and accrued liabilities[1]	(27,853)	(27,853)	(22,892)	(22,892)
Deferred compensation liabilities[4]	(6,252)	(7,271)	(8,616)	(9,936)
Other liabilities[1]	(1,201)	(1,201)	(738)	(738)

1. Cash and cash equivalents and restricted cash are recorded at their fair values. Accounts payable and accrued liabilities and other liabilities approximate their fair values due to their immediate or short terms of maturity.

2. The fair value of forward exchange contracts is based on their listed market price, if available. If a listed market price is not available, then fair value is estimated by discounting the difference between the contractual forward price and the current forward price for the residual maturity of the contract using a risk-free interest rate (based on government bonds).

3. The fair value of the notes payable was based on their market price, if available. If a market price is not available then the fair value is determined by discounting the future cash flows at the current market rate of interest available to the Company.

4. The fair value of stock appreciation rights ("SAR") liabilities is measured using the Black-Scholes model and is recognized over the service or vesting period. The carrying value, measured using intrinsic value, of the Deferred Stock Unit ("DSU") and Restricted Stock Unit ("RSU") liabilities approximates their fair values.

6. NET SMELTER ROYALTY:

	2010	2009
Prometálica Mineração Ltda. ("PML")	$ 1,225	$ 1,225
Less: Accumulated amortization	(219)	(219)
Net	$ 1,006	$ 1,006

On March 20, 2006, the Company entered into an agreement with Prometálica Mineração Ltda ("PML") whereby it exchanged a loan receivable from PML for a 1.5% Net Smelter Royalty ("NSR") on its Monte Cristo project for a term of 4.5 years, which is the expected life of the project. The NSR was recorded at the carrying amount of the receivable from PML, plus accrued interest through March 20, 2006.

During 2010 and 2009 the Company received royalty income of $nil (2008 - $30,000) (Note 16(c)). The royalty income and the related amortization are netted in other operating expenses in the statement of operations. PML's controlling shareholders are BZI and IMS, the founding shareholders of the Company.

On August 11, 2008, PML filed a judicial restructuring in Belo Horizonte, state of Minas Gerais, Brazil. Prior to the filing, the primary shareholders of PML, BZI and IMS, provided unsecured guarantees of PML's obligation to Mineração Serras do Oeste Ltda ("MSOL"), a 100% owned subsidiary of the Company. These guarantees will ensure the recovery of the Net Smelter Royalty due from PML if PML is unable to pay the Company.

7. RESTRICTED CASH:

At December 31, 2010 $108,000 was held in a Certificate of Deposit as security for corporate credit cards (December 31, 2009 - $108,000). In addition, at December 31, 2010 $800,000 was restricted as collateral for the foreign exchange contracts (December 31, 2009 - $nil) (Note 5(a)(ii)).

8. PROPERTY, PLANT AND EQUIPMENT:

		2010	
	Cost	Accumulated Amortization	Net
Processing plants	$ 13,733	$ (6,786)	$ 6,947
Vehicles	12,683	(4,792)	7,891
Equipment	188,967	(36,782)	152,185
Leasehold improvements	2,208	(378)	1,830
Assets under construction	8,390	-	8,390
Mining properties	224,394	(58,274)	166,120
	$ 450,375	$ (107,012)	$ 343,363

		2009	
	Cost	Accumulated Amortization	Net
Processing plants	$ 13,500	$ (5,866)	$ 7,634
Vehicles	6,225	(3,056)	3,169
Equipment	120,756	(22,025)	98,731
Leasehold improvements	426	(203)	223
Assets under construction	17,055	-	17,055
Mining properties	109,922	(31,405)	78,517
	$ 267,884	$ (62,555)	$ 205,329

Upon commencement of commercial production, mineral exploration projects are classified as Property, Plant and Equipment ("PPE"). During the third quarter of 2010 the Caeté Expansion Project commenced commercial production and the costs related to the Pilar and Roça Grande mines were transferred to PPE. During 2009 the following properties were reclassified to PPE: Satinoco (Turmalina Project), Palmital (Paciência Project) and Marzagão (Paciência Project). See Note 9 for a summary of costs reclassified.

(a) Mining properties:

As at December 31, 2010 mining properties include the following properties which are in production:

(i) Turmalina Project – Turmalina and Satinoco mines:

The terms of the acquisition of MTL include a royalty payable by the Company to an unrelated third party. The royalty is a net revenue interest of 5% of annual net revenue up to $10 million and 3% thereafter.

(ii) Paciência Project - Santa Isabel, Palmital and Marzagão mines:

The Company has an agreement with AngloGold to pay a sliding scale NSR, from 1.5% to 4.5% of gross revenue, on gold and other precious metals produced from the Santa Isabel property, based on precious metal prices at the time of production (Note 9(a)).

(iii) Caeté Project - Roça Grande and Pilar mines

The Company is required to pay royalties of 0.5% of revenue to the land owners of the Pilar mine site.

(b) Sabará write down:

During December 2009 the Company decided to terminate production at the Sabará plant which had been idle since August 2009. The assets related to the Sabará property were evaluated for recoverability, based on salvage value, and a PPE write down of $2.8 million was recorded (2008 - $nil). A write down of inventory of $696,000 related to the Sabará property was also recorded in 2009 (Note 3). During 2010 an additional write down of $313,000 was recorded relating to additional asset retirement obligations.

The Sabará property is subject to a 1% Net Smelter Royalty ("NSR").

9. MINERAL EXPLORATION PROJECTS:

Mineral Exploration Project	2008	Additions	Reclassify to PP&E	2009	Additions	Reclassify to PP&E	2010
Paciência (a)	$ 11,457	$ 8,160	$ (15,912)	$ 3,705	$ 6,329	$ -	$ 10,034
Turmalina (b)	7,617	2,968	(7,730)	2,855	4,519	-	7,374
Caeté Expansion Project (c)	60,205	12,162	-	72,367	14,046	(69,058)	17,355
Gurupi (d)	-	50,816	-	50,816	4,429	-	55,245
	$ 79,279	$ 74,106	$ 23,642)	$ 129,743	$ 29,323	$(69,058)	$ 90,008

(a) Paciência Project

The Paciência Project includes the following properties, Santa Isabel, Morro do Adao, Rio de Peixe, Palmital, Ouro Fino, Marzagão, Bahu, Monges and Ajuda.

In 2009 the Marzagão and Palmital properties commenced commercial production and were reclassified to PPE.
In November 2003, the Company closed on a property acquisition agreement dated April 17, 2003 whereby the Company acquired certain mineral rights from AngloGold for $818,000. The mineral rights acquired relate to the following properties in the Paciência project, Santa Isabel, Morro do Adão, Bahu and Marzagão and the following properties in the Caeté Expansion Project, Catita and Camará. The Company will also pay a sliding scale NSR, from 1.5% to 4.5% of gross revenue, on gold and other precious metals produced from the properties, based on precious metal prices at the time of production.

If the Company discovers, on a concession basis, in excess of 750,000 ounces of gold over the measured and indicated resources used in the agreement, AngloGold has the right to buy-in up to 70% of that concession for a predetermined price. If this were to occur, the Company would retain a 30% interest and would receive the same sliding scale NSR payment from AngloGold as the one mentioned above.

On November 21, 2007 the Company reached an agreement with AngloGold whereby it transferred Zone C to AngloGold for an agreed upon value of $8.1 million. Part of the purchase price was satisfied by the settlement of $350,000 in existing liabilities payable by MSOL to AngloGold. The remaining balance will be paid through a reduction of future royalty payments on the sliding scale NSR for the properties purchased from AngloGold in 2003. MSOL will not be required to make royalty payments on the equivalent of approximately 280,000 ounces of gold. As at December 31, 2007 the Company recorded a gain of $381,000 based on the difference between the carrying value of Zone C and the amount of the liabilities settled in the transaction. Since the future royalty payments are contingent on the production and sale of gold at the related properties, the Company is recognizing additional gains over the life of the mine as royalty obligation is reduced. During 2010 additional gains of $1.8 million (2009 - $2.0 million, 2008 - $452,000) were recognized relating to this property (Notes 8(a)(ii), 17).

(b) Turmalina

The costs relate to the Satinoco property (Ore Body D) adjacent to the Turmalina plant and mine, not currently in commercial production. Effective September 30, 2009, the Satinoco (Ore Body C) property was reclassified to PPE upon commercial production. The property is subject to a royalty payable to a third party (Note 8 (a)(i)).

(c) Caeté Expansion Project

The project includes the following properties, Pilar-sulphide, Catita-sulphide, Camara, Roça Grande and Serra Paraiso –sulphide, Juca Vieira and Trindade. Effective August 2010, the Roça Grande and Pilar mines were reclassified to PPE upon commercial production.

(d) Gurupi Project

On December 2, 2009, the Company completed its acquisition of MCT from Companhia Nacional de Mineração, ("CNM"), a subsidiary of Kinross Gold Corporation ("Kinross"). Jaguar has a 100% equity ownership of MCT, which holds all of the mineral licenses for the Gurupi Project, a gold project located in the state of Maranhão, Brazil. In addition, Kinross has granted a right of first refusal to Jaguar on an adjacent exploration property. The Company satisfied the purchase price for MCT by issuing to CNM 3,377,354 Jaguar common shares.

The transaction was accounted for as an asset purchase for accounting purposes with the final purchase price allocated as follows:

Purchase Price:		
3,377,354 common shares issued	$	42,453
Transaction costs		385
	$	42,838
Net Assets acquired:		
Cash and cash equivalents	$	7
Prepaid expenses and sundry assets		3
Mineral exploration projects		50,816
Accounts payable and accrued liabilities		(28)
Future income taxes		(7,960)
	$	42,838

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(tabular dollar amounts in thousands of U.S. dollars, except per share amounts)

Years ended December 31, 2010 and 2009

10. NOTES PAYABLE:

	2010	2009
Due to Banco Bradesco (a)(i)	$ -	$ 96
Due to Banco Bradesco (a)(ii)	164	471
Due to Banco Bradesco (a)(iii	514	-
Due to Banco Bradesco (a)(iv)	657	-
Due to Banco Bradesco (a)(v)	3,000	-
Due to Banco Bradesco (a)(vi)	6,000	-
Due to Banco Bradesco (a)(vii)	5,000	-
Due to CVRD (b	7,968	11,125
Due to Banco Safra (c)(i)	3,211	-
Due to Banco Safra (c)(ii)	3,000	-
Convertible notes (d)	128,555	120,458
Due to Banco Itau (e)(i)	1,498	-
Due to Banco Itau (e)(ii)	2,379	-
Due to Banco Itau (e)(iii)	3,000	-
Due to Banco Itau (e)(iv)	2,950	-
	167,896	132,150
Less: Current portion	26,130	5,366
	$ 141,766	$ 126,784

	2010		2009	
	Carrying Value	Fair Value	Carrying Value	Fair Value
Notes Payable	$ 167,896	$ 151,430	$ 132,150	$ 147,734

Principal repayments over the next 5 years:		
	2011	$ 26,391
	2012	11,321
	2013	2,301
	2014	165,187
	2015	188
Total		205,388
Less: Unamortized discounts		(37,492)
		$ 167,896

(a) Due to Banco Bradesco:

(i) Relates to secured credit facility of R$167,000 ($96,000) at December 31, 2009. The equipment loan bore interest at TJLP (Brazilian government rate) plus 1.9% per annum (7.9% at December 31, 2009) and was repayable over 36 months. Security was provided by the equipment purchased.

(ii) Relates to secured credit facility of R$273,000 ($164,000) at December 31, 2010 (R$820,000 ($471,000) - December 31, 2009). The equipment loan bears interest at TJLP (Brazilian government rate) plus 3.02% per annum (9.02% at December 31, 2010 and December 31, 2009) and is repayable over 36 months. Security was provided by the equipment purchased.

(iii) Relates to notes payable at 4.5% per annum with security provided by equipment and by personal guarantees by certain directors of MSOL. The notes mature June 2013 and are repayable over 30 months commencing January 2011.

(iv) Relates to note payable at 6.35% per annum with security provided by equipment, maturing August 2015. The notes are payable in seven semi-annual payments commencing August 2012.

(v) Relates to a promissory note at 2.96% per annum with security provided by future gold sales, payable at the maturity date of February 2011.

(vi) Relates to two promissory notes at 3.0% per annum with security provided by future gold sales, payable at the maturity date of August 2011.

(vii) Relates to two promissory notes at 3.0% per annum with security provided by future gold sales, payable at the maturity date of November 2011.

(b) Due to CVRD:

Relates to purchase of mineral rights for the Roça Grande property.

The Company acquired an option to obtain mineral rights at the Roça Grande gold property from CVRD under an agreement dated November 28, 2005 for 3.5% of the market value of CVRD's estimated resources plus 2.5% of any additional resources determined by Jaguar less expenses associated with the transfer. During 2007 Jaguar completed an audit of CVRD's resource estimate and exercised its option to purchase the mineral rights for approximately $7.8 million. On April 8, 2008, the Company agreed to pay an additional $5.5 million for a total of $13.3 million, based upon additional resources discovered during a final review of the estimated mineral resources available. The timing of these payments is dependent upon CVRD's registration of the mineral rights transfer with the Departamento Nacional de Producao Mineral "DNPM". During 2010 the Company paid $3.2 million (2009 - $1.1 million) relating to these mineral rights. The Company expects to execute the final transfer agreement and pay $2.3 million of the purchase price in 2011 and the remaining balance of $6.7 million in 2012.

According to CICA Handbook Section 3855 the note payable was recognized at its fair value and the discount is being amortized using the effective interest method.

The contract grants corresponding rights for CVRD to explore a property owned by the Company for iron and to acquire iron mineral rights on the property. CVRD acquired iron mineral rights subject to approval from the DNPM, from the Company valued at $5 million during 2009. DNPM approval was obtained in June 2010 at which time the sale was recorded. In July the Company received $1.25 million and the balance of $3.75 million is due July 2011. The portion due in one year has been discounted to reflect the time value of money. For the year ended December 31, 2010, the statement of operations includes a gain on disposition of property of $4.6 million (2009 - $nil) relating to the sale of iron ore rights. (Note 4(c))

(c) Due to Banco Safra:

(i) Relates to a note payable at 6.0% per annum with security provided by equipment, maturing February 2013. The note is payable over 30 months which commenced October 2010.

(ii) Relates to a promissory note at 3.55% per annum with security provided by future gold sales, payable at the maturity date of February 2011.

(d) Convertible notes:

During September 2009, the Company issued $165 million of 4.5% senior unsecured convertible notes.

Jaguar received net proceeds of approximately $159.1 million. The notes bear interest at a rate of 4.5% per annum, payable semi-annually in arrears on May 1 and November 1 of each year, beginning on May 1, 2010, and mature on November 1, 2014. The notes have an initial conversion rate of 78.4314 Jaguar common shares per US$1,000 principal amount of notes, representing an initial conversion price of approximately US$12.75 per common share. The conversion rate is subject to certain anti-dilution adjustments and adjustments in connection with specified corporate events. The notes are convertible at any time prior to maturity. Upon conversion, Jaguar may, in lieu of delivering its common shares, elect to pay or deliver, as the case may be, cash or a combination of cash and common shares, in respect of the converted notes. Jaguar will be required to make an offer to repurchase the notes for cash upon the occurrence of certain fundamental changes as defined within the terms of the notes.

The Company allocated $118.2 million of the net proceeds to debt based on the fair value of similar debt instruments without an associated conversion option. The remaining portion of the net proceeds of $40.9 million was allocated to the conversion feature and was recorded in contributed surplus.

(e) Due to Banco Itau:

(i) Relates to two notes payable at 4.5% per annum with security provided by equipment, maturing April 2013. The notes are payable over 30 months which commenced December 2010.

(ii) Relates to two notes payable at 5.0% per annum with security provided by equipment. $1.7 million is repayable over 31 months commencing in March 2011, maturing July 2013. $649,000 is payable over 31 months commencing March 2011, maturing August 2013.

(iii) Relates to two promissory notes at 3.0% per annum with security provided by future gold sales, payable at the maturity date of December 2011.

(iv) Relates to a note payable at 5.0% per annum with security provided by equipment, maturing October 2013. The note is payable over 30 months commencing May 2011.

The total interest expense related to indebtednesses initially incurred for a term of more than one year for the year ended December 31, 2010 is $16.0 million (2009 - $28.8 million, 2008 - $11.0 million).

11. ASSET RETIREMENT OBLIGATIONS:

		2010		2009
Balance, beginning of year		$ 12,841		$ 8,165
Increase in reclamation obligations				
Sabará (a)	$ 410		$ -	
Turmalina (b)	1,274		3,126	
Paciência (c)	534		1,092	
Caeté (d)	6,535	8,753	-	4,218
Reclamation expenditures		(1,662)		(328)
Accretion expense		1,697		786
Balance, end of year		21,629		12,841
Less: current portion		2,167		510
		$ 19,462		$ 12,331

The asset retirement obligations relate to the following:

(a) Sabará:

The Company expects to spend approximately $1.5 million[1] between 2011 and 2015 to reclaim land that has been disturbed as a result of mining activity.

(b) Turmalina:

The Company expects to spend approximately $11.7[1] million between 2011 and 2026 to reclaim land that has been disturbed as a result of the mining activity.

(c) Paciência:

The Company expects to spend approximately $10.7[1]million between 2011 and 2026 to reclaim land that has been disturbed as a result of the mining activity.

(d) Caeté:

The Company expects to spend approximately $12.5[1] million between 2011 and 2025 to reclaim land that has been disturbed as a result of mining activity.

The credit adjusted risk free rate at which the estimated future cash flows have been discounted is 10% to 12% and the inflation rate used to determine future expected cost ranges is 3.7% to 6.2% per annum.

[1] *These figures have not been discounted or adjusted for inflation.*

12. INCOME TAXES:

The Company is subject to income taxes in both Canada and Brazil.

The recovery of income taxes varies from the amounts that would be computed by applying the combined Canadian federal and provincial statutory rate of approximately 31.0% (2009 - 33.0%, 2008 - 33.50%), to income (loss) before income taxes as follows:

	2010	2009	2008
Expected income tax expense (recovery) using statutory income tax rate	$ (6,821)	$ 280	$ 93
Increase (decrease) in tax expense resulting from:			
Foreign exchange	(899)	5,342	(14,542)
Stock based compensation	65	138	445
Loss on forward sales derivatives	-	-	2,170
Non-deductible interest expense	303	355	(5)
Impact of future changes in enacted tax rates	51	3,274	-
Other non-deductible expense	4,879	1,253	77
Withholding tax on inter-company interest	958	986	1,397
Valuation allowance	3,252	(2,788)	14,897
Income tax expense	$ 1,788	$ 8,840	$ 4,532

The tax effects of temporary differences that give rise to significant portions of future tax assets and liabilities as at December 31 are as follows:

	2010	2009
Future Tax Assets		
Canada		
Non-capital losses (a)	$ 12,193	$ 9,828
Stock isssuance costs and financing fees	2,665	4,266
Cumulative eligible capital	149	141
Property, plant and equipment	209	111
Unrealized loss on foreign exchange	2,081	985
Brazil		
Pre-production costs	754	280
Net smelter royalty amortization	65	64
Non-capital losses (b)	18,517	9,401
Impairments	1,854	1,410
Amounts not deductible until paid	5,298	3,663
	43,786	30,148
Valuation allowance	(24,298)	(21,043)
	19,488	9,105

	2010	2009
Future Tax Liabilities		
Brazil		
Acquisition of mineral property		
Rio de Peixe	(638)	(611)
Gurupi	(8,362)	(7,971)
Unrealized gain on foreign exchange	(12,511)	(7,021)
Capitalized pre-stripping costs	(10,470)	(5,243)
Engineering costs capitalized	(64)	(80)
	(32,046)	(20,926)
Net future tax liabilities	$ (12,558)	$ (11,821)

(a) Canada:

The Company has non-capital losses carried forward of approximately $48.8 million that are available for tax purposes. The losses expire as follows:

Year	US$
2014	3,774
2015	5,771
2026	1,633
2027	6,113
2028	1,989
2029	20,008
2030	9,485
	$ 48,773

The benefit of the Canadian non-capital loss carry-forwards has not been recognized in future tax assets.

(b) Brazil:

The Company has non-capital loss carry-forwards of approximately R$ 90.7 million ($54.5 million) which can be carried forward indefinitely, however, only 30% of the taxable income in one year can be applied against the loss carry-forward balance. Approximately R$34.3 million ($20.6 million) of the Brazilian non-capital loss carry-forwards has not been recognized in future tax assets.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(tabular dollar amounts in thousands of U.S. dollars, except per share amounts)

Years ended December 31, 2010 and 2009

13. CAPITAL STOCK:

(a) Common shares:

The Company is authorized to issue an unlimited number of common shares.

(i) On March 2, 2009 the Company completed an equity financing underwritten by a syndicate of underwriters and issued 13,915,000 common shares at Cdn.$6.20 per share for gross proceeds of Cdn.$86.3 million ($66.9 million).

(ii) On February 21, 2008 the Company completed an equity financing underwritten by a syndicate of underwriters and issued 8,250,000 common shares at Cdn.$13.40 per share for gross proceeds of Cdn.$110.6 million ($109.6 million).

(iii) In June 2008, the Company received approval from the TSX for an amendment to the prior normal course issuer bid to purchase additional shares up to the lesser of 2,242,924 common shares, or the number of common shares equal to a maximum aggregate purchase price of Cdn.$10.0 million. During 2008 the Company purchased 647,300 shares at an average price of Cdn.$9.98 per common share.

In November 2008, the Company received approval from the TSX for another normal course issuer bid to purchase up to the lesser of 3,119,114 common shares, being 5% of the issued and outstanding common shares of Jaguar at that time, or the number of common shares equal to a maximum aggregate purchase price of Cdn.$7.0 million. No purchases have been made under the third normal course issuer bid. The share purchases were recorded as a reduction in the common share balance equivalent to the average cost basis of the shares purchased, and an adjustment to shareholders' equity. During 2008 common stock was reduced by $2.5 million, and the excess paid over the average cost basis in the amount of $3.9 million was charged to deficit.

The shares acquired in the normal course issuer bids have been cancelled.

(iv) On December 2, 2009, the Company issued 3,377,354 common shares, valued at $42.5 million on the date of sale, as payment for the 100% equity ownership of MCT.

(b) Warrants:

During 2008, 144,081 compensation warrants were exercised at Cdn.$5.25 per share for gross proceeds of Cdn.$756,000 ($752,000). As of December 31, 2010, and 2009 no warrants were outstanding.

(c) Stock options:

During 2003, the Company established The Jaguar Stock Option Plan (the "Plan"). Under the Plan, the Company may grant options to directors, officers, employees and consultants of the Company and its subsidiaries. The maximum number of Company shares that have been reserved under this plan is 10,500,000. Options granted after February 17, 2004 do not have any specific vesting provisions. Effective October 22, 2004, the Plan was amended to allow a cashless exercise of the options. Under this amendment, an option holder can elect to have the Company withhold a number of shares of stock issued as payment of the exercise prices, based on the price of the shares at the close of trading on the day preceding the day of exercise of the options, with the net shares issued to the optionee in connection with the exercised options. On March 18, 2009, the cashless exercise feature was withdrawn. No options were exercised using the cashless method in 2009. During the year ended December 31, 2008, 619,500 options were exercised using the cashless method.

Common Share Option	Number	Weighted Average Exercise Price U.S.	Weighted Average Exercise Price U.S.
Balance, December 31, 2007	7,805,658	$ 1.00	$ 5.85
Issued during the year	130,000	-	6.86
Options exercised:			
-exercisable in Cdn.	$ (699,645)	-	3.83
Options expired	(175,000)	-	6.36
Balance, December 31, 2008	7,061,013	$ 1.00	$ 6.06
Options exercised:			
-exercisable in US	$ (135,000)	1.00	-
-exercisable in Cdn.	$ (2,305,013)	-	4.69
Options expired	(24,500)	-	5.47
Balance, December 31, 2009	4,596,500	$ -	$ 6.76
Options exercised:			
-exercisable in Cdn.	$ (659,000)	-	4.54
Expired	(160,000)	-	9.35
Balance, December 31, 2010	3,777,500	$ -	$ 7.03

Exercise Price			Outstanding December 31, 2010	Weighted Average Remaining Life in	Number Exercisable
$	4.41	Cdn.	25,000	0.50	25,000
$	4.62	Cdn.	36,000	0.67	36,000
$	5.47	Cdn.	550,000	0.36	550,000
$	5.94	Cdn.	940,000	1.22	940,000
$	6.40	Cdn.	810,000	0.92	810,000
$	6.48	Cdn.	326,500	1.69	326,500
$	9.54	Cdn.	1,090,000	1.93	1,090,000
			3,777,500		3,777,500

No options were granted during 2010 or 2009. During 2008, 130,000 options were granted to a consultant of the Company which vested upon future performance. These options expired without vesting and therefore were not valued or expensed.

14. LONG-TERM INCENTIVE PLANS:

On November 5, 2008, the Company established three long-term incentive plans for directors, senior officers, employees and consultants of the Company. On December 8, 2010 the Company established a Cliff Share Appreciation Rights Plan ("CSAR") which allows the Company to grant performance awards t o directors and senior management of the Company.

(a) Deferred Share Units

A Deferred Share Unit ("DSU") Plan was established which allows the Company to grant its directors performance awards. DSU's call for eventual settlement in cash based upon the price of the Company's common stock subsequent to a director's resignation from the Company's board of directors.

Deferred Stock Units	2010	2009
Units outstanding, beginning of period	174,559	111,737
Units granted	46,668	62,822
Balance outstanding, end of period	221,227	174,559
Liability included in deferred compensation liabilities in the consolidated balance sheets	$ 1,518	$ 1,984
Expense recorded in the consolidated statements of operations and comprehensive loss		
Stock-based compensation expense (recovery)	$ (526)	$ 1,439
Foreign exchange loss	60	170
	$ (466)	$ 1,609

(b) Restricted Stock Units

A Restricted Stock Unit ("RSU") Plan was established which allows the Company to grant performance awards to senior officers, employees and consultants of the Company. RSU's call for eventual settlement in cash based upon the price of the Company's common stock at a future vesting date.

Restricted Stock Units		2010		2009
Units outstanding, beginning of period		675,900		313,200
Units granted		251,425		395,250
Units vested upon termination		(84,700)		(6,900)
Units vested upon time vesting		(4,200)		-
Units cancelled		(34,300)		(25,650)
Balance outstanding, end of period		804,125		675,900
Liability included in deferred compensation liabilities in the consolidated balance sheets				
Current portion	$	1,348	$	-
Long term portion		1,567		2,305
	$	2,915	$	2,305
Expense recorded in the consolidated statements of operations and comprehensive loss				
Production costs	$	413	$	501
Stock-based compensation expense - cash		546		-
Stock-based compensation expense		344		1,449
Foreign exchange loss		111		100
	$	1,414	$	2,050
Expense deferred and included in mineral exploration projects in the consolidated balance sheets	$	28	$	213

(c) **Stock Appreciation Rights**

A Stock Appreciation Rights Plan ("SAR") was established which allows the Company to grant performance awards to senior officers, employees or consultants of the Company. SAR's call for eventual settlement in cash based upon the increase in price of the Company's common stock.

On December 8, 2009 the Board amended the SAR plan retroactively to provide for accelerated vesting such that one third will vest upon issuance, one third will vest one year after grant, and one third will vest two years after grant. SAR participants are permitted to select a pre-determined price at which the SARs would be paid at an amount equal to the difference between the market price at the date of grant and the pre-determined price upon both the pre-determined price being attained and the vesting of the SAR. If no pre-determined price is selected by the participant or if the pre-determined price is not attained before the three year period, the payout amount will be the increase in price of the Company's common stock from the grant date to the expiry date.

Stock Appreciation Rights	2010	2009
Units outstanding, beginning of period	951,669	685,000
Units granted	855,100	685,000
Units exercised	-	(418,331)
Balance outstanding, end of period	1,806,769	951,669
Liability included in deferred compensation liabilities in the consolidated balance sheets		
Current portion	$ 1,088	$ -
Long term portion	731	4,327
	$ 1,819	$ 4,327
Expense recorded in the consolidated statements of operations and comprehensive loss		
Stock-based compensation expense - cash	$ -	$ 3,283
Stock-based compensation expense (recovery) - non-cash	(2,508)	4,310
	$ (2,508)	$ 7,593

(d) Cliff Share Appreciation Rights

A Cliff Share Appreciation Rights Plan ("CSAR") was established to allow the Company to grant performance awards to directors and senior management of the Company. The purpose of the CSAR award is to provide incentive that rewards achieving production, cost targets and appreciation to shareholder value targets by participation in an incentive bonus pool. CSARs call for eventual settlement in cash upon a change in control. At December 31, 2010 there is no liability included in deferred compensation liability and no expense recorded in stock based compensation expense.

15. BASIC AND DILUTED NET LOSS PER SHARE:

Dollar amounts and share amounts in thousands, except per share amounts.

	2010	2009	2008
Numerator			
Net loss for the year	$ (23,792)	$ (7,992)	$ (4,256)
Denominator			
Weighted average number of common shares outstanding	84,153	76,411	62,909
Basic and diluted net loss per share	$ (0.28)	$ (0.10)	$ (0.07)

The determination of the weighted average number of common shares outstanding for the calculation of diluted net loss per share does not include the effect of outstanding warrants, options and convertible notes since they are anti-dilutive.

Options and warrants and convertible notes considered anti-dilutive	2010	2009	2008
Warrants	-	-	26
Options	4,187	5,829	7,433
4.5% Senior convertible notes (Note 10(d))	12,941	3,774	-
Total	17,128	9,603	7,459

16. RELATED PARTY TRANSACTIONS:

(a) The Company incurred fees of $1.1 million for the year ended December 31, 2010 (2009 - $1.6 million, 2008 - $719,000) from IMS Engenharia Mineral Ltda. ("IMSE"), a company held by two officers of the Company, with which the Company entered into a service agreement with IMSE to render senior management services. The fees are included in management fees in the statement of operations. The Company entered into a service agreement with IMSE to render senior management services. The agreement will expire on December 31, 2011.

(b) The Company incurred occupancy fees of $180,000 for the year ended December 31, 2010 (2009 - $180,000, 2008 - $180,000) to Brazilian Resources Inc. ("BZI"), a corporate shareholder, for use of administrative offices. As at December 31, 2010 prepaid expenses and sundry assets includes $70,000 from BZI relating to leasehold improvements paid by the Company (December 31, 2009 - $126,000).

In September 2010, the Company's offices in Belo Horizonte moved to a new location. The Company recognized rental income of $29,000 from BZI for the use of administrative offices for the year ended December 31, 2010 (2009 - $nil, 2008 - $nil). As at December 31, 2010 prepaid expenses and sundry assets includes $29,000 due from BZI relating to rental income (December 31, 2009 - $nil).

The Company also incurred consulting fees and administrative service charges of $140,000 from BZI for the year ended December 31, 2010 (2009 - $603,000, 2008 - $344,000). The occupancy costs, consulting fees and administrative service fees are included in the statement of operations. As at December 31, 2010 accounts payable and accrued liabilities includes $nil due to BZI (December 31, 2009 - $58,000).

The Company recognized rental income of $nil from PML and $nil from PCO for the years ended December 31, 2010 and December 31, 2009 (2008 - $9,000 from PML and $34,000 from PCO) for temporarily idle equipment and the use of administrative offices. PCO is controlled by IMS, a founding shareholder of the Company. As at December 31, 2010 prepaid expenses and sundry assets includes $nil from PML and $16,000 from PCO (December 31, 2009 - $nil from PML and $15,000 from PCO) (Note 4(b)). During 2010 and 2009 the Company received $nil (2008 - $30,000) of royalty income relating to the NSR (Note 6).

(c) On August 11, 2008, PML filed a judicial restructuring in Belo Horizonte, state of Minas Gerais, Brazil. At this time the financial impact of this action is indeterminate. Prior to the filing, the primary shareholders of PML, BZI and IMS, provided a guarantee of PML's obligation to Mineração Serras do Oeste Ltda ("MSOL"), a 100% owned subsidiary of the Company. This guarantee will ensure the recovery of the NSR due from PML if PML is unable to pay the Company. As at December 31, 2010 the amount of the obligation is approximately $1.0 million (Note 6).

(d) The Company's subsidiaries MSOL and MTL were required to pay an employment claim of a former employee who performed work for MSOL, then owned by BZI, and other BZI companies. BZI has guaranteed the amount owed to the Company of R$378,000 ($227,000). As at December 31, 2010, prepaid expenses and sundry assets include $227,000 receivable from BW Mineração, a wholly owned subsidiary of BZI. (December 31, 2009 - $217,000) (Note 4 (b)).

The above related party transactions are in the normal course of operations and have been measured at the exchange amount agreed upon between the related parties.

17. SUPPLEMENTAL CASH FLOW INFORMATION:

	2010	2009	2008
Equipment purchased on issuing note payable (Note 10 (a)(i)(ii)(iii))	$ 505	$ -	$ 2,263
Transfer of Zone C in return for forgiveness of royalties payable (Note 9(a))	$ 1,7645	$ 2,043	$ 452
Mineral rights purchased on issuing note payable to CVRD (Note 11(b))	$ -	$ -	$ 5,494
Mineral rights purchased on issuing common stock (Notes 13(a)(iv))	$ -	$ 39,000	$ -

	2010	2009	2008
Interst paid	$ 9,172	$ 11,450	$ 9,312
Income taxes paid	$ -	$ 1,201	$ -

Cash and cash equivalents include R$18.8 million ($11.3 million) in bank certificates of deposit (2009 - R$100.4 million ($57.6 million)) and $1.0 million in term deposits (2009 - $1.0 million).

During 2010, the Company paid $nil in income taxes in Brazil (2009 - R$2.8 million ($1.2 million) and 2008 - $nil).

18. CAPITAL DISCLOSURES:

The Company manages its capital structure in order to support the acquisition, exploration and development of mineral properties; and to maximize return to stakeholders through a flexible capital structure which optimizes the costs of capital and the debt and equity balance. The Company sets the amount of capital in proportion to risk by managing the capital structure and making adjustments in light of changes in economic conditions and the risk characteristics of the underlying assets. To adjust or maintain our capital structure, the Company may adjust the amount of long term debt, enter into new credit facilities or issue new equity. The Company's overall strategy remains unchanged from 2009.

The capital structure of the Company consists of notes payable (Note 10) and all of the components of shareholders' equity.

The Company is not subject to externally imposed capital requirements.

19. COMMITMENTS:

In the normal course of business, the Company enters into contracts that give rise to commitments for future minimum payments. The following table summarizes the remaining contractual maturities of the Company's financial liabilities and other commitments.

Commitments	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years	Total
Current liabilities					
Accounts payable and accrued liabilities	$ 27,853	$ -	$ -	$ -	$ 27,853
Income taxes payable	16,677	-	-	-	16,677
Other liabilities	704	497			1,201
Notes payable					
Principal	26,391	13,622	165,375	-	205,388
Interest	9,355	15,499	7,462	-	32,316
Operating lease agreements	201	-	-	-	201
Management agreements (a)					
Operations	595	-	-	-	595
Suppliers agreements					
Mine operations (b)	541	-	-	-	541
Drilling (c)	450	-	-	-	450
Asset retirement obligations (d)	2,335	1,506	1,649	30,970	36,460
Total	$ 85,102	$ 31,124	$ 174,486	$ 30,970	$ 321,682

(a) The term of the management agreement is one year (Note 16(a)).

(b) The Company has the right to cancel the mine operations contract with 10 days to 4 months advance notice. The amount included in the contractual obligations table represents the amount due within this period.

(c) The Company has the right to cancel the drilling contract with 30 days advance notice. The amount included in the contractual obligations table represents the amount due within 30 days.

(d) The asset retirement obligations are not adjusted for inflation and are not discounted.

20. SUBSEQUENT EVENTS:

During February 2011 the Company issued $103.5 million of 5.5% senior unsecured convertible notes. The Company received net proceeds of approximately $99.3 million. The notes bear interest at a rate of 5.5% per annum, payable semi-annually in arrears on March 31 and September 30 each year, beginning on September 30, 2011 and will mature on March 31, 2016. The notes will have an initial conversion rate of 132.4723 Jaguar common shares per $1,000 principal amount of converted notes, representing an initial conversion price of approximately US$7.55 per common share. The conversion rate is subject to certain anti-dilution adjustments and adjustments in connection with specified corporate events. The notes will be convertible any time prior to maturity. Upon conversion, the Company may, in lieu of delivering its common shares, elect to pay or deliver, as the case may be, cash or a combination of cash and common shares, in respect of the converted notes. Jaguar will be required to make an offer to repurchase the notes for cash upon the occurrence of certain fundamental changes.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(tabular dollar amounts in thousands of U.S. dollars, except per share amounts)

Years ended December 31, 2010 and 2009

21. CONTINGENCIES:

In the ordinary course of operations, lawsuits have been filed against the Company. In the opinion of management, the outcome of the lawsuits now pending will involve amounts that would not have a material adverse effect on the Company and the status of such claims as indeterminable. However, should any loss result from the resolution of these claims, such loss would be charged against income in the year the claim is resolved.

22. COMPARATIVE FIGURES:

Certain comparative figures have been reclassified to conform to the current year's presentation.

CORPORATE DIRECTORY

Jaguar Mining Inc. is incorporated under the laws of Ontario.

DIRECTORS

Andrew C. Burns[1]
Gil Clausen[3, 4]
William E. Dow[3]
Gary E. German[1,2,4]
Chairman
Anthony F. Griffiths[1, 2, 3]
Daniel R. Titcomb

1 Audit Committee
2 Compensation Committee
3 Corporate Governance Committee
4 Health, Safety and Environmental Committee

OFFICERS

Daniel R. Titcomb
President & CEO

James M. Roller
Chief Financial Officer & Treasurer

Lúcio Cardoso
Chief Operating Officer

Adriano L. Nascimento
VP Exploration & Engineering

Robert Zwerneman
VP Corporate Development, Director of IR

Robert J. Lloyd
Secretary

ADMINISTRATIVE OFFICE

125 North State Street
Concord, NH 03301 - USA
Phone: (603) 224-4800
Fax: (603) 228-8045
E-mail: ir@jaguarmining.com
Website: www.jaguarmining.com

REGISTERED OFFICE

100 King Street West, Suite 4400
1 First Canadian Place
Toronto, Ontario M5X 1B1 - Canada

OPERATING OFFICE

Rua Levindo Lopes 323 - Funcionários
CEP 30140-170 - Belo Horizonte – MG
Brazil

AUDITORS

KPMG LLP
Toronto, Ontario
Belo Horizonte, Brazil

LEGAL COUNSEL

Davies Ward Phillips & Vineberg LLP
Toronto, Ontario
New York, New York

Azevedo Sette Advogados
Belo Horizonte, Brazil

BANKS

Bank of America
Boston, Massachusetts

HSBC
Toronto, Ontario

Royal Bank of Canada
Toronto, Ontario

STOCK TRANSFER AGENT

Computershare Investor Services Inc.
100 University Avenue, 9th Floor
Toronto, ON M5J 2Y1
Phone: 1-800-564-6253
Fax: 1-866-249-7775
Email: service@computershare.com

EXCHANGE LISTINGS

TSX/NYSE: "JAG"

CORPORATE DIRECTORY

Jaguar Mining Inc. is incorporated under the laws of Ontario.

DIRECTORS

Andrew C. Burns[1]
Gil Clausen[3, 4]
William E. Dow[3]
Gary E. German[1,2,4]
Chairman
Anthony F. Griffiths[1, 2, 3]
Daniel R. Titcomb

1 Audit Committee
2 Compensation Committee
3 Corporate Governance Committee
4 Health, Safety and Environmental Committee

OFFICERS

Daniel R. Titcomb
President & CEO

James M. Roller
Chief Financial Officer & Treasurer

Lúcio Cardoso
Chief Operating Officer

Adriano L. Nascimento
VP Exploration & Engineering

Robert Zwerneman
VP Corporate Development, Director of IR

Robert J. Lloyd
Secretary

ADMINISTRATIVE OFFICE

125 North State Street
Concord, NH 03301 - USA
Phone: (603) 224-4800
Fax: (603) 228-8045
E-mail: ir@jaguarmining.com
Website: www.jaguarmining.com

REGISTERED OFFICE

100 King Street West, Suite 4400
1 First Canadian Place
Toronto, Ontario M5X 1B1 - Canada

OPERATING OFFICE

Rua Levindo Lopes 323 - Funcionários
CEP 30140-170 - Belo Horizonte – MG
Brazil

AUDITORS

KPMG LLP
Toronto, Ontario
Belo Horizonte, Brazil

LEGAL COUNSEL

Davies Ward Phillips & Vineberg LLP
Toronto, Ontario
New York, New York

Azevedo Sette Advogados
Belo Horizonte, Brazil

BANKS

Bank of America
Boston, Massachusetts

HSBC
Toronto, Ontario

Royal Bank of Canada
Toronto, Ontario

STOCK TRANSFER AGENT

Computershare Investor Services Inc.
100 University Avenue, 9th Floor
Toronto, ON M5J 2Y1
Phone: 1-800-564-6253
Fax: 1-866-249-7775
Email: service@computershare.com

EXCHANGE LISTINGS

TSX/NYSE: "JAG"



www.jaguarmining.com